FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03020466

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

15 May 2003



SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH. D.C. 183 SECTION

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)



PROCESSED
MAY 23 2003
THOMSON
FINANCIAL

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: May 15 2003



By: ____________
Dorcas Murray
Deputy Group Company Secretary

Premier Farnell plc

Annual Report and Accounts 2003

Our customers' needs drive our business



ready


FIRST AID
INTELLIGENT UNIVERSAL PROGRAMMER
ULTRACUT
250 Plus
FIRST AID


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH. D.C.
SECTION

Our mission describes what we aim to achieve.

A group of focused businesses using industry leading talent, technology and unsurpassed service to provide our business customers with electronic, MRO and specialist products and services – on a global scale.

We understand our markets and our customers' needs completely and offer unparalleled flexibility with combinations of channels, products and services, that are demonstrably better than they can get elsewhere. We deliver economic benefit and peace of mind to our customers, suppliers, employees and shareholders.

delivering

Premier Farnell plc
Group at a glance

Group statistics 2003

Group sales
£759m
$1,161m


1
2
3

1 Americas 50%
2 UK 33%
3 Europe & Asia Pacific 17%

Group operating profit*
£83m
$127m


1
2
3

1 Americas 51%
2 UK 40%
3 Europe & Asia Pacific 9%

Group net operating assets
£289m
$474m


1
2
3

1 Americas 40%
2 UK 46%
3 Europe & Asia Pacific 14%

Gross margin
41.1%
41.3%
2002

Operating margin*
10.9%
11.0%
2002

Operating cashflow
£92.0m
£107.1m
2002

Interest cover
5.3x
5.6x
2002

Basic earnings per share
9.3p
4.6p
2002

Dividend per share
9.0p
9.0p
2002

Adjusted earnings per share**
11.2p
9.2p
2002

* before amortisation of goodwill
** before amortisation of goodwill and disposal of businesses

global

Marketing and Distribution Division
Businesses and the primary markets they serve

Newark InOne
US / Canada / Mexico / Brazil

MCM, an InOne company
US

Farnell InOne
UK / Europe / Asia Pacific

CPC
UK

BuckHickman InOne
UK

Description
The division specialises in the marketing and distribution of electronic components, maintenance, repair and operations products and specialist services

Divisional sales and sales growth
£660m
1.0%*†

Employees
3,950


1
2
3

1 Americas 47%
2 UK 38%
3 Europe / Asia Pacific 15%

Industrial Products Division
Businesses and the primary markets they serve

Akron Brass
US / Canada

TPC Wire and Cable
US / Canada / Mexico

Kent
Europe

Description
The division supplies high-performance fire fighting equipment for public fire services and industrial facilities, high-endurance cable and connector assemblies for use in aggressive environments and high-performance, consumable products to the automotive crash repair industry

Divisional sales and sales growth
£99m
2.8%*

Employees
950


1
2
3

1 Americas 64%
2 UK 2%
3 Europe / Asia Pacific 34%

Key characteristics

Wide customer base
>1 million

Wide supplier base
> 3,000

Wide product base in stock
> 400,000

Access to
> 6 million products

Global coverage
Offices in 21 countries

High barriers to entry
- Leading brand names
- Over 400,000 products in stock
- Strategic relationships with suppliers
- Market-leading eCommerce capability
- Technical support
- Added value services
- Vendor managed inventory
- Same day despatch

* based on sales per day for continuing businesses at constant exchange rates
† including BuckHickman InOne, acquired July 2001

reach

Chairman's statement



Overview

Market share gains and some large customer contract wins attest to a year of achievement in difficult economic circumstances. Markets for the most part, remained slow particularly in North America but, despite this, we have continued to improve our ability to service our customers. Gross margins have been maintained and costs tightly controlled, so that net margins have remained robust while working capital has continued to be closely managed.

We have gained major financial benefits through the capital restructuring announced in April 2002, including increased earnings per share and dividend cover, improved cash flow of £9 million for this and future years, reduced financial gearing and a more balanced capital structure.

We have developed comprehensive skills to capitalise on the accelerating demand by major companies to improve the effectiveness of their indirect materials procurement and inventory management. These skills have opened access to large customers and we are achieving significant success which would previously have been beyond our reach. There remains significant potential to gain market share and the Group is in a strong position for further progress when markets improve.

Financial results

Group sales for the year were £759.0 million (2002: £806.4 million) reflecting the tough market conditions, although on a sales per day basis the Group's businesses returned to year on year growth in the second half of the year and were up 2.8 per cent in the fourth quarter. Profit before tax and goodwill amortisation and loss on disposal of businesses was £67.2 million (2002: £72.5 million), with adjusted earnings per share of 11.2 pence (2002: 9.2 pence).

Statutory profit before tax was £59.8 million (2002: £60.0 million) and basic earnings per share were 9.3 pence (2002: 4.6 pence).

The Board is recommending a final dividend of 5 pence (2002: 5 pence), making a total for the year of 9 pence (2002: 9 pence). The dividend is covered 1.1 times. The final dividend is payable on 25th June 2003 to shareholders on the register on 30th May 2003.

Strategic progress

The Group has continued to execute its strategy of forging closer relationships with customers by understanding and satisfying their needs. The Group has strengthened its competitive position in all its major territories by improving performance and introducing new products and added value services.

Work has been focused on winning additional sales in the absence of any help from the market. This has been achieved through concentrating on improving operational effectiveness and increasing share by targeting specific market segments. Closer customer relationships are being built using the newly installed customer relationship management software. Added value services are helping customers increase their own productivity and reduce the overall cost of indirect material procurement. Evidence of the success of this strategy is demonstrated by the agreements signed with Vauxhall, Lockheed Martin and the US Government in 2002 and Rolls-Royce in March of this year.

The Group's principal businesses have secured market share gains against a background of harsh economic and industry conditions.

Business portfolio
Early in the year, the Group sold D-A Lubricants, the specialist oil blending business based in Indianapolis. This resulted in a loss before tax on the disposal of £4.9 million, including £2.6 million of goodwill previously eliminated against reserves.

Buck & Hickman, the leading UK distributor of tools and industrial products, acquired in July 2001, has been successfully integrated into the Group. The Buck & Hickman product range and its expertise in vendor managed inventory services both contributed to the Group being awarded important supply contracts by Vauxhall and Rolls-Royce.

Balance sheet
In April 2002, the Company announced a special right, for a limited period, for Preference Shareholders to convert their Cumulative Redeemable Preference Shares into Ordinary Shares, at an enhanced conversion rate. This resulted in 70 per cent of the Company's Preference Shares being converted and 89.8 million new Ordinary Shares, arising from the conversion, were issued. The conversion has resulted in increased earnings per share and reduced financial gearing. It has also improved cash flow by more than £9 million this year, enhanced dividend cover and provided a more balanced capital structure.

The Company's borrowings include $155 million 7.0 per cent Senior Notes, repayable in June 2003. In anticipation of this repayment, the Company has secured additional funding, to be drawn in June 2003, of $225 million, comprising $159 million Senior Notes payable 2013 at an effective interest rate of 5.9 per cent and $66 million Senior Notes payable 2010 at an effective interest rate of 5.3 per cent. The additional funds will be used to repay other loans. This refinancing, at investment grade interest rates, demonstrates the financial soundness of the Group.

Staff
On behalf of the Board, I particularly wish to thank all our employees for their hard work and commitment during what has been another challenging year. It is their determination and effort that has resulted in the quality of the Group's businesses being further enhanced and it is the reliability and resourcefulness of our employees which encourages our customers to buy repeatedly from the Group.

We have pleasure in welcoming William Korb to the Board as a Non-Executive Director. Mr Korb, a US citizen, was President and CEO of Gilbarco Incorporated, the leading manufacturer of retail petrol pumps, from 1988 to 1999. He is a non-executive director of Cambrex Corporation, which is listed on the NYSE.

Outlook
The Group's principal businesses have secured market share gains against a background of harsh economic and industry conditions. This progress has been supported by important initiatives in many areas, including customer eProcurement arrangements, vendor managed inventory installations, increased product ranges, improved service levels and geographic expansion.

The Group has further enhanced its proposition to customers during the year, enabling them to increase productivity. Notwithstanding the global political and economic outlook and the lack of confidence in major industrial markets, the Board remains confident that it is pursuing the appropriate strategy.



Sir Malcolm Bates
Chairman

progress

Chief Executive's statement



Market overview
In the last two years, we have experienced an unprecedented decline in the electronics market, and we have also seen an overall economic slowdown in the majority of the markets in which we operate. In the first quarter of each of the last two years, some forecasters have anticipated a recovery in the second half of the year, particularly in North America, although there was no certainty about the pace and precise timing. We said then that we were not going to count on help from the market, but that we would work on the assumption that there would be no improvement and be ready to react as we saw the market move up or down. As soon as we saw the early signs of a downturn in 2001, we acted quickly and removed a significant amount of cost from the business. During the last twelve months, we have not repeated this scale of cost reduction, but have maintained a very tight control overall and taken opportunities to cut out waste and duplication. We believed that we should turn our focus to delivering better and additional services to our customers.

Apart from Asia, where there was some uplift, particularly in the middle and second half of 2002, our markets have now been, at best, flat for around eighteen months, proving that we were right to maintain our cautious view.

Maintaining our strategic focus
We have maintained determined progress on our key initiatives: putting in the software and the systems that we need to service our customers better; building services and improving the quality of our people. Despite the poor market conditions we have maintained our investment in these areas.

We have continued to focus on improving the way we do business. Our ongoing investment in information technology is based on competitive advantage in our kind of business increasingly moving from the traditional, and still important, control of the physical flow of goods to the management and understanding of the information associated with that flow.

We constantly strive to improve our customer service levels. We have added eProcurement capabilities and developed new services. *ProductFind* gives our customers access to six million products beyond those which we have in stock and *ProductWatch*™ alerts our design engineer customers when components are due to go obsolete so that they do not use them in new products. We have focused on breaking down our customer base into appropriate segments to enable us to satisfy their particular needs more effectively.

Competitive advantage in our kind of business is increasingly moving from the traditional, and still important, control of the physical flow of goods, to the management and understanding of the information associated with that flow.

We have continued to strengthen our management team. Laurence Bain was appointed Group Chief Operating Officer in July 2002 and a new Global Accounts Director, senior personnel in marketing and strategic development in North America and a new Group Director of Strategic Marketing and Planning were also appointed during the year. Two of these are internal appointments, which is of particular significance following a period where most of our senior appointments were made from outside. We are now beginning to bring through talent from within the organisation.

Investing for growth

Our business strategy is designed to deliver profitable growth. Sales growth can come from new customers, new markets and higher spend from existing customers. This explains the focus of our activities in the following areas:

- Expansion of our product range
- International development
- Deeper understanding of our customers and markets through segmentation
- Greater penetration of existing multi-national and large accounts
- Ongoing improvement of customer service.

Expansion of our product range continues to be one of our areas of development. Over the last year we have added 46,000 products to the Marketing and Distribution Division and there will be more this year, particularly in North America. In March 2003, we doubled our American range of passive components by adding 11,000 new products. That is a significant step forward in improving our product coverage and enables us to win more of our existing customers' spending and to attract new customers.

We have continued to build our international presence to satisfy our customers' needs and we have opened offices in Italy, Belgium, Austria and Mexico over the last twelve months.

We have clear examples of significant progress in the market segments that we have particularly chosen to focus on. Our health and safety business in the UK grew around 29 per cent overall last year and in the final quarter was higher still, the result of merging the capabilities of our three UK businesses in this area. The differing needs of design and maintenance engineers are better understood and our attention to these two groups of customers reflects their importance to us.

Our focus on large customers produced encouraging results. Sales to the US Government through an agreement with the General Services Administration (GSA) awarded in May 2002, are up 12 per cent despite Federal budget approval delay. Sales to designated major corporate accounts are up 3 per cent in North America and we have secured agreements with 37 new large customers across the Marketing and Distribution Division. Each one of these deals requires different combinations of products and services and has been secured as a direct result of our flexibility in deploying the very wide range of services we can provide.

eCommerce continues to offer a major growth opportunity. At Newark InOne, sales through all our electronic channels, including the Internet and eProcurement, are up 8 per cent, at Farnell InOne by 82 per cent. Sales through the eProcurement channel alone are up 52 per cent in North America. Some customers transact between 30 per cent and 50 per cent of their business with us in their first year of utilising eProcurement.

control


NEWARK
inone
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There were 43 new eProcurement partnerships established in North America during the year, which takes our total to 118, and a further 42 are under negotiation. The demand from new companies wishing to take advantage of the available economies and efficiencies that eProcurement offers appears not to diminish. Sixty-seven new eProcurement partnerships in Europe this year takes our total to 108 and a further 36 are under negotiation or development.

It is important to remember the basic elements of our business. Customers come to us first and foremost because we have a very wide product range which they know will be in stock and delivered reliably and swiftly. Beyond that, we offer significant benefits from our flexibility in recognising and responding to customers' particular needs, our vendor managed inventory solutions and our eProcurement capability, where we have established a reputation for being the best in our class. In a market where customers are continually striving to reduce the number of suppliers, manage costs and increase productivity we are well placed to take a share of that business through our ability to deliver efficiencies to their procurement processes.

We have a focused approach and dedicated team of people who are well educated and well equipped to manage this kind of business. The number of stock rooms now under our management or influence in North America is 246 compared to 98 at this time last year. In Europe, the number is 157 and our sales through the stockrooms we manage rose by 27 per cent over last year. Managing customers' stockrooms creates a close relationship with these customers, one it is difficult for our competitors to match.

Where appropriate opportunities arise, we are also growing by acquisition as one potential route to expanding our product or geographic coverage. BuckHickman InOne, acquired in July 2001, has been a significant success for us. In a market that has declined, BuckHickman InOne sales in the fourth quarter were up 16 per cent. This excellent performance comes not only from the closer collaboration of our businesses in the UK, but also from our extensive range of services. Significant amongst these are our vendor managed inventory expertise and our ability to help our customers gain productivity benefits from managing their inventories. Two major business wins which reflect this capability are the contracts we have been awarded by Vauxhall, announced in November 2002, and Rolls-Royce in March 2003. This is business that we would not have been in a position to tender for eighteen months ago.

The main businesses in the Industrial Products Division, Akron Brass, TPC Wire & Cable and Kent have continued to make sound progress in difficult market conditions by adding products and services that have driven sales. Greater productivity and improved margins have been realised at Akron Brass following the investment in new plant. Sales productivity has improved at Kent after restructuring.

focus


FARNELL
inone


NEWARK
inone


BUCK|HICKMAN
inone

Communicating our capabilities and working together to deliver

In February, we announced our intention to rebrand a number of the businesses in the Marketing and Distribution Division. Over the last few years, we have made major investments which have substantially improved the quality of our information management. We have increased our understanding of our customers and market segments and we have added a wide range of services. Our businesses are now working together more effectively to give customers the service they expect. It is appropriate, therefore, to signal to the market the range and depth of the services our businesses provide and how they work together in providing these services globally. Rebranding with a new visual identity and the addition of the suffix InOne gives us the opportunity to communicate our progress at the same time as retaining the historical value which resides in our existing business names. We have rebranded those businesses which operate with the same kind of customers: BuckHickman InOne, Farnell InOne and Newark InOne. Rebranding is a signal of our past achievements, our current capabilities and our future aspirations.

Continuing to strengthen *our business*

We prefer to work on what we see as the realities of the market place, rather than what various forecasters might say. When our markets improve we are ready to take full advantage of their recovery. In the meantime, we are working on the basis that markets will continue as they are and we will continue to push hard to gain market share. We have gained significant strength this year. Tight control of costs has made our margins more robust in withstanding the market cycle.

We have increased our market share progressively over the last couple of years by concentrating on the things that enhance our customer's experience. We have continued to improve the performance of our business and we have demonstrated the benefits of acquiring BuckHickman InOne. We believe we are in a very strong position for continued market share growth and to take advantage of the market upturn when it comes.



John Hirst
Group Chief Executive

flexible



Marketing and Distribution



As we rigorously pursue our strategy of achieving growth through our focus on understanding and satisfying our customers' needs, we are investing our time and resources in developing our product range and new tailored services which are aligned with our customers' requirements.

Wherever and whenever we achieve a better understanding of the needs of particular groups of customers we reap the reward of increased sales

Marketing and Distribution Division

Newark InOne
US
Canada
Mexico
Brazil
46 sales branches
2 business contact centres
3 distribution centres

Farnell InOne
UK
Europe
Asia Pacific
Offices in 17 countries
Business contact centre in UK
6 distribution centres

BuckHickman InOne
UK
31 sales branches
1 distribution centre

MCM, an InOne company
US
1 business contact centre
1 distribution centre

CPC
UK
1 business contact centre
1 distribution centre


COMAIR ROTRON
CARAVEL

Description of businesses
Our businesses within the Marketing and Distribution Division specialise in the marketing and distribution of electronic components, maintenance, repair and operations (MRO) products and specialist services.

We focus on the small volume, high service requirements for these types of products of customers working in research and design, small volume manufacturing and maintenance, repair and operations activities.

Our area of operation is characterised by a very wide range of products, some 400,000 in stock, and a large number of customers across almost every industry and sector of economic activity.

Customers typically range in size from small, privately owned specialist businesses to large, multi-national corporations. The need they have in common is for a comprehensive and wide range of products, in stock and available for same day despatch, backed by services which meet their specific requirements.

As we rigorously pursue our strategy of achieving growth through our focus on understanding and satisfying our customers' needs, we are investing our time and resources in developing our product range and new tailored services which are aligned with our customers' requirements.

We are able to do this as a result of the progress we have made on our key strategic initiatives. We have reached the final stages of implementation of the software and systems that provide the capability to exploit the vast quantities of information generated by the sheer numbers of transactions which are a feature of our kind of business. We have continued to improve the quality of our people, giving us the capability to turn that information into knowledge. We are using our growing capabilities to build closer relationships with our existing customers, to win new business from new customers and to enter new markets.

A number of the businesses in the Marketing and Distribution Division are being rebranded this year. These are BuckHickman InOne, Farnell InOne and Newark InOne. Over the last few years, we have made major investments which have substantially improved the quality of our information management. We have increased our understanding of our customers and market segments and we have added a wide range of services. Our businesses are now working together more effectively to give customers the service they expect. The new branding communicates to our customers the range and depth of the services our businesses provide and how they work together in providing these services globally. The new visual identity and the addition of the suffix InOne gives us the opportunity to communicate our progress at the same time as retaining the historical value which resides in our existing business names.

Building our capabilities
Our three year programme of investment in front office systems, which enable us to gather and use customer data more effectively is now substantially complete in our major markets. These systems, which include customer relationship management software, data warehousing and data mining tools were integrated with our transactional systems in the UK in November 2002 and in the US in March 2003. During the final stages of development and testing during 2001, they were used on a stand alone basis. This assisted learning and the gathering of historical customer data in advance of becoming fully operational.

The customer relationship management software provides us with visibility of all customer contacts and transactions regardless of the



We focus on the small volume, high service requirements of customers working in research and design, small volume manufacturing and maintenance, repair and operations activities.


U.K.

With twelve distribution centres worldwide and offices in 21 countries, we are well placed to service customers around the world.


efficiency

Vauxhall's Ellesmere Port manufacturing plant produces over 3,000 cars a week. If a production line stops because of machine failure, the delay could cost thousands of pounds as new parts are sourced.

In October 2002, the Vauxhall management team awarded us sole responsibility for managing the supply of all non-production, maintenance consumables, the components that service the plant's needs and keep the lines running. Our solution is a comprehensive vendor-managed inventory (VMI) system, under which state-of-the-art inventory control software constantly monitors use and depletion of on site stocks. This information is fed back to us for replenishment. Many of the regularly used items are placed directly beside the production lines for immediate use, while others can be ordered rapidly from the place of use.

The system gives Vauxhall fast access to a range of nearly 240,000 products.

The software also enables Vauxhall management to track performance in each production area.

The VMI solution, which offers Vauxhall huge potential in terms of time, cost and efficiency savings, has enabled them to reduce their roster of maintenance, repair and operations suppliers from several hundred to just one – Premier Farnell.


service

In May 2002, Newark InOne secured a five-year agreement from the General Services Administration (GSA) under which Newark InOne is eligible to provide US government agencies with more than 90,000 stock lines, including cable, tools, test equipment and datacom products from over 350 leading manufacturers.

The GSA is the US government's in-house purchasing department, responsible for negotiating contracts with suppliers of all goods bought by government departments. Under the agreement, Newark InOne's existing catalogue has been added to GSA Advantage, the department's own eCommerce platform, from which engineers, scientists and other procuring officers can search for and select products for use in their facilities.

The process of enhancing customer service is already underway. To assist customers with selection, ordering and billing, Newark InOne has set up a dedicated team in Independence, Ohio, with a telephone hotline and information point on its own website. The MCM catalogue is now being integrated under the schedule, significantly extending the product range.

Newark InOne's main US government sector customers are the Department of Defense and the Department of Energy and the value of sales is expected to grow substantially over the life of the agreement.

Flexibility is at the heart of our eProcurement strategy enabling us to connect with any procurement system a customer may use

Americas	
Sales	£312m
Growth	-9.7%*
Operating profit	£33m

*Based on sales per day for continuing businesses at constant exchange rates

Europe Asia Pacific	
Sales	£348m
Growth	+13.3%*†
Operating profit	£42m

† Including BuckHickman InOne, acquired in July 2001

sales channel customers choose to use. This enables us to identify purchasing habits and buying potential and to develop services and solutions which meet the requirements of specific segments of customers.

With the acquisition of BuckHickman InOne, we significantly added to our expertise in managing our customers' inventory on their behalf. We have made marked progress in extending our capabilities in this area and have developed a wide range of solutions.

As part of our ongoing investment in eCommerce, we are migrating to a 'One Platform' approach for all of our websites. This means that our eBusiness team will only have one platform to support and develop, enabling us to achieve much faster roll-outs of new sites, functionality and products.

The requirement for flexibility is at the heart of our eProcurement strategy. Our technology enables us to connect with any procurement system which a customer may use. We have the capability to develop an electronic catalogue tailored to the specific requirements of the customer. This delivers many benefits to the customer, including more effective purchasing procedures, better control of purchasing processes and improved management reporting.

In addition to the ongoing development of our capabilities, as we develop our understanding of our customers' needs, we continue to develop our product range. The acquisition of BuckHickman InOne in July 2001, added 48,000 industrial products. Combined with the offer from CPC and Farnell InOne, we now have one of the widest ranges of products from one source in the UK. This was a key contributory factor in the contracts we have won with Vauxhall and Rolls-Royce.

Over the last year we have added 46,000 products to the division.

In March of this year, we added 11,000 new products to Newark InOne's range of passive components, thereby doubling our range and significantly strengthening our offer to design engineers.

Developing closer relationships with our customers

Wherever and whenever we achieve a better understanding of the needs of particular groups of customers we reap the reward of increased sales. Grouping customers according to their type of occupation and by the industry sector they work in, enables us to focus our efforts and to develop greater knowledge of product requirements and purchasing behaviour.

For example, our focus on customers who specify and purchase health and safety products in the UK, which has included the publication of a specialist catalogue and mailers, has resulted in sales of these products increasing by around 29 per cent compared to last year.

Our agreement with the National Universities Working Party on Electronic Components (NUWPEC) has been extended for a further two years until 2004 as a direct result of our investment in improving the service we offer to our education customers, including upgrading the functionality of the dedicated website we have developed for them.

In the US, we have secured a five-year agreement with the General Services Administration (GSA) under which we are eligible to provide the US government with 90,000 products. This agreement represents a major opportunity to develop our understanding of the specific requirements and ways of working of government purchasing agents. We have established a dedicated sales team within Newark InOne's business contact centre in Independence, Ohio, to handle calls from US government agencies. US government sales in the year



Telesales is one of many channels through which we reach out to our customers.



Local websites, with local language catalogues and mailers, open up sales channels cost effectively.

Our online services enable us to speed up the process of introducing new products to our range and to the market



Achieving growth
We export products to over 100 countries to realise sales potential where we do not have our own operations.

advanced by 12 per cent over the previous year. We are confident that the schedule will add sales over its five-year term.

Tailoring our offer to meet our customers' needs
Our substantial investment in information technology signals our belief in the growth opportunity that eCommerce offers to our type of business. It enables us to speed up the introduction of new products to our range, to make technical information readily available, to track buying behaviour and tailor our offer more precisely. Sales through the eCommerce channels accounted for 8 per cent of divisional turnover in 2002, with year on year sales up 28 per cent.

Our eCommerce strategy has two main areas of focus – transaction websites and eProcurement.

We have fully transactional websites for each of the major countries in which we operate and, together with customer specific sites, the total number of sites is 30. Each one is customised for the local market or customer, with business and country-specific data and reflects the feedback we have received from customers.

Customers worldwide are now downloading more than 70,000 technical datasheets and over 3,000 semiconductor application directories each week from our websites in a matter of seconds, whereas previously they would have had to request them by telephone and wait for them to be posted or faxed.

Our online services enable us to speed up the process of introducing new products to our range and to the market. For example, the test equipment manufacturer Tektronix used our websites for the global launch of their new oscilloscopes in April 2002. Potential buyers also received emails and mailers promoting the new products and increased sales resulted from this multi-channel sales and marketing programme.

The ongoing development of our eProcurement capabilities is driven by our commitment to be flexible enough to integrate with our customers' systems regardless of what technology they are using. Many large corporations have made significant investment in in-house eProcurement systems and need suppliers like ourselves who are capable of integrating with their systems.

We have the capability to design each installation to the customer's particular specification. In many cases, this takes the form of a customised electronic catalogue, accessible online by designated employee-purchasers. We compile the catalogue in conjunction with the customer, choosing specific products for particular needs.

For customers, the advantages of eProcurement are reduced total cost of procurement and increased control. By reducing supplier numbers, the cost of administration overhead is significantly lowered, and purchasing process automation contributes to further cost containment. By restricting buyers to specific products and suppliers, customers can curtail unauthorised spending. The electronic catalogue can be updated rapidly to reflect changing requirements.

Developing customised eProcurement solutions enables us to build the closest possible understanding of the customers' product requirements and purchasing patterns. Integrating our systems with those of our customers builds our relationship, ensuring that we can consistently satisfy their evolving needs.

Sales through eProcurement in North America have increased by





A key characteristic of our business is our wide range of products, some 400,000 in stock.


connected

Lockheed Martin, a leading US aerospace and [illegible] 23 [illegible] manufacturing and assembly facilities spread across the eastern USA. The company's [illegible] Acquisition Center (NWAC), a new distribution centre located in New Jersey.

[illegible] $350 million procurement programme and [illegible] Lockheed Martin [illegible] work [illegible] NWAC. Newark InOne [illegible] the first to be selected and is now operating as one of the company's dedicated suppliers of electronic components for research and development and maintenance, repair and operations usage.

Having signed a global supplier agreement with the company in 2001, Newark InOne had already established a good relationship with Lockheed Martin. The new arrangement at NWAC is a further demonstration of how we can develop customised eProcurement solutions that fit the requirements of world-class customers. In this case, Lockheed Martin employees anywhere in the world can access Newark InOne's online catalogue. Having chosen a product, they can place an order through Exostar, the global aerospace online trading exchange. The order passes to the Newark InOne representative on site at NWAC who organises fulfilment and generates the associated back office data.


technology

Rolls-Royce is one of the world's leading manufacturers of gas turbine engines for use in aircraft, ships and power generation facilities. With annual sales of nearly £6 billion, it serves a customer base of more than 500 airlines, 4000 other aircraft operators and 2000 marine customers including 50 navies.

In March 2003, we were awarded a three-year contract (subject to annual review) by Rolls-Royce to supply a broad range of industrial consumables such as hand tools, safety products, abrasives and electronic components to eight of its UK sites. The contract, anticipated to generate annual sales of around £10 million, is our largest to date.

For business critical maintenance, repair and operations items, we supply Rolls-Royce with product at point-of-use, via our vendor managed inventory stocking solution. This uses electronic inventory control software, to automatically re-order the stock required, with next day replenishment of stocking locations. This is backed up by a tailored online catalogue through Exostar, the aerospace and defence trading exchange, for on-demand ordering of standard consumable products.

52 per cent this year. The adoption of eProcurement continues apace with our larger customers. The uptake varies with some customers transacting between 30 per cent and 50 per cent of their business with us in their first year of utilising eProcurement for their electronic and MRO product requirements.

The demand from new companies wishing to take advantage of the available economies and efficiencies that eProcurement offers has not diminished. Newark InOne established 43 new eProcurement partnerships this year, taking the total to 118 and a further 42 are under negotiation. Sixty-seven new eProcurement partnerships were finalised in Europe during the year bringing the total to 108 and a further 36 are under negotiation or development.



Our *ProductWatch*™ service suggests appropriate alternatives or replacements for obsolete and end of line products.

Adding value with our services
In our market, the critical factors in purchasing decisions for our customers are availability of product and speed of delivery. However, the market for the supply of indirect materials is one in which the cost of acquisition of the product can be greater than the cost of the product itself. Our customers are continually looking to control and reduce the cost of acquisition of products and increase productivity and often seek to reduce the number of suppliers they have to achieve this. We are continually improving our capability to assist our customers to deliver efficiencies in their procurement processes.

We offer a wide choice of channels through which our customers can transact with us, including customer contact centres, web sites, eProcurement, field sales and our network of sales offices and branches. Customers can choose the channels which are the most appropriate for their needs. Increasingly, customers are recognising our growing expertise in managing inventory on their behalf.

This can range from the provision of specialist software and systems to having a member of our staff permanently based on the customer's site to manage their stockroom. Every solution is different as each one is tailored to meet the customer's specific requirements.

Boston Scientific, for example, a worldwide developer, manufacturer and marketer of medical devices with 14,000 employees, decided that a common supplier for its MRO requirements would increase the efficiency of its four sites in Ireland. It would allow the company to leverage spend in these commodities, reduce the complexity of procuring items and allow the company to focus on other value-adding activities. The company set out to find the best solution to fit its business needs and selected Farnell InOne to take complete charge of the management of its key MRO commodities. Boston Scientific requested an on site supplier based permanently at its facilities, helping it to set up, organise and manage individual plant stock rooms, as well as offering customised services such as a personalised website and specialist sourcing capabilities. Farnell InOne's flexibility and willingness to adapt its services to meet Boston Scientific's product needs, meant it was well placed to win the tender, replacing more than 250 suppliers in the process.

We also add value by identifying common problems faced by customers and developing services to address them. *ProductWatch*™ was developed on the strength of research carried out with design engineers and, since its well-received launch early in 2002, has proven itself an invaluable tool to thousands of customers, providing advanced warning of obsolete, end-of-line and end-of-stock items. The proactive system saves design engineers the headache of designing-in a component, only to discover later that it is no longer available.



Increasingly, customers are recognising our growing expertise in managing inventory on their behalf.


Milwaukee
HEAVY-DUTY
ELECTRIC TOOLS

The service suggests appropriate alternatives or replacements, saving customers the significant amounts of time, money and effort that finding substitutes requires.

Our *ProductFind* service, which is being rolled out internationally helps customers cut the time spent sourcing products. The service is specifically designed to help customers source products which are hard to find quickly and easily. The service is supported by our database of over six million products sourced from more than 3,000 suppliers.



Expansion of our product range continues to be an area of ongoing development.

Winning new business

As large corporations have achieved increased efficiencies, greater productivity and better control of costs in their procurement of production line materials, they are increasingly turning their attention to delivering the same improvements to the procurement of indirect materials. With our broad product portfolio, state-of-the-art systems, expertise in managing inventory and logistics experience, we are well placed to offer a solution tailored to their particular needs.

The strategy of targeting large corporations has produced a number of major successes in the past twelve months.

In August 2002, Newark InOne was selected by Lockheed Martin, to act as an on site procurement specialist at its Northern Material Acquisition Centre in New Jersey, which consolidates research and development and maintenance, repair and operations product purchasing for twelve locations. Lockheed Martin employees can now access Newark InOne's catalogue online and can buy centrally from anywhere in the world, with orders passing through the Exostar online trading exchange to the dedicated Newark InOne on site representative. This custom-made solution was designed after close consultation with Lockheed Martin procurement personnel, which enabled us to determine exactly what level of service they required.

In May 2002, Farnell InOne won a valuable preferred supplier contract with Deutsche Bahn, the German state railway company and has continued to develop sales with the French Department of Defence and manufacturers Audi, Siemens, Philips, and Daimler Chrysler.

In October, we secured a five-year contract with Vauxhall, the UK arm of General Motors. Under this agreement, we supply maintenance, repair and operations materials and consumables to the company's Ellesmere Port automotive manufacturing facility. The contract, expected to be worth some £40 million in sales over its lifetime, was won against stiff competition. Three factors helped us to secure the contract: our unique service capability, our range of 240,000 products available from Farnell InOne, BuckHickman InOne and CPC and our proposal for a vendor-managed inventory system. We have replaced several hundred suppliers and helped to cut Vauxhall's costs by streamlining its procurement process.

In November, we received a prestigious Supplier Excellence Award from the major US electronics group Honeywell. This award recognised our wide-ranging technical support during the introduction of their eProcurement system, the overall quality and responsiveness of our staff, and the efficiency of our product delivery system.



In our market, the critical factors in purchasing decisions are availability of product and speed of delivery.



In March 2003, we were awarded a three-year contract (subject to annual review) by Rolls-Royce to supply a range of industrial consumables, such as hand tools and health and safety equipment, to eight of their UK manufacturing sites. The contract, anticipated to generate annual sales of around £10 million, is the largest we have ever won on an annualised basis.

Overall, sales to large customers increased during the year, compared to last year. Newark InOne's 36 designated major corporate accounts contributed 13 per cent of Newark InOne's sales and sales per day on these accounts improved by 3 per cent over last year.

In the UK, sales to designated major corporate accounts increased 16 per cent compared to last year. New contracts were signed with 19 customers in the UK during the year, and all are now in the process of development.



Our on site support helps customers organise and arrange their stock rooms.

Developing into new markets
With twelve distribution centres worldwide and offices in 21 countries, we are well placed to service customers around the world. The international expansion of our operations is driven by demand from existing or potential customers in a region or country, where on the basis of thorough market analysis we can direct our operations at known customer demand. This year has seen us expand the international reach of our business in a controlled and effective way.

In Europe, we have recently opened sales offices in Italy and Belgium. In each case, we initially tested the demand for our products and services through sales and marketing activity undertaken by country nationals from an existing company base. In the case of Italy, for example, this involved Italian nationals based in our Leeds business contact centre. Local websites, along with local language catalogues and mailers, open up the sales channels cost effectively. Once sales have reached the level that we consider justifies the investment, we then open a sales office in the territory concerned.

We established a representative office in China in 2001 and also have sales representation in Eastern Europe. Increasingly multi-national customers are looking to us to supply the maintenance, repair and operations products and services required to support their manufacturing facilities in all the countries in which they operate.

In Mexico, we have opened a sales office, published a local catalogue, launched a dedicated website and taken on warehouse space to supply our fastest-moving products. The free-trade area of Mexico has a large number of US and European owned manufacturing companies, with many of which we have strong relationships. From this base we will be able to reach beyond them to the whole of the Mexican market.

In the established markets of Continental Europe, the small order, high service distribution sector in which we operate is characterised by regional and local distributors who do not have our breadth of product range or service offer. The opportunity to grow our sales in these markets is significant. Our new warehouse in Liege, Belgium, became operational in September 2002 and will improve service levels and the cost effectiveness of our logistics to Western Europe. In January 2003, we acquired the customer list of the electronic component distributor Merkelbach, based in Essen, Germany in order to strengthen our sales presence in Northern Germany.




SALES
Switzerland
TELE

The opportunity to grow our sales in Continental Europe is significant.



Industrial Products

Ohio-based Akron Brass, the market leader in the US, manufactures and sells nozzles and other specialist equipment for firefighting. In line with Group strategy, the company has been looking to expand into new markets as a potential source of new business. Malaysia is one example of note. The country has a developing infrastructure with good growth in the industrial sector and Akron Brass looked for a suitable local distributor. They soon found that the best candidate was already representing some of their main competitors.

Determined to reach an exclusive deal with the distributor, the Akron team launched a campaign to prove to the distributor and the end-user market that the Akron Brass range represents excellent value for money.

The time, money, equipment and personnel that were committed to this project were fully justified when the distributor succeeded in getting Akron Brass products specified on more than 200 fire trucks being built for the Malaysian Fire Service. Over the past eighteen months, Akron Brass has increased its sales to Malaysia and sales are forecast to grow again this year.

In slow-moving markets, the Industrial Products Division has concentrated on re-engineering aspects of its manufacturing and marketing functions, to improve its overall sales proposition.

Industrial Products Division

Akron Brass
US
Canada

TPC Wire & Cable
US
Canada
Mexico

Kent
Europe

Sales	£99m
Growth	+2.8%*
Operating profit	£15m

*Based on sales per day for continuing businesses at constant exchange rates





Kent's product portfolio has been extended substantially, and includes some 4,000 items. This provides customers with a broader choice and also expands the potential customer base.

The majority of the sales are generated by three businesses.

Akron Brass

Akron Brass is the US market leader in the manufacture of high performance, fire-fighting equipment for firetruck manufacturers, public fire services and industrial facilities.

Its principal markets remained slow but stable during the year. However, the completion of a $7 million expansion and upgrade of the company's Wooster, Ohio facility, in 2001 has significantly enhanced manufacturing capacity and efficiency enabling the company to generate a higher gross margin for its products.

Sales per day were 4.0 per cent above last year with sales to the US municipal and original equipment markets improving, although the industrial segment has been weaker.

The business has strengthened its efforts to penetrate the industrial market, adding sales personnel and an engineering support group. In particular, Akron is targeting the oil, gas and petrochemical industries where upstream and downstream installations, such as refineries and distribution terminals, require high level fire-fighting capability.

TPC Wire & Cable

TPC Wire & Cable, based in the US, is a specialist distributor of high endurance cable and connector assemblies for use in aggressive environments. These cables are widely used, for example, to control robot arms during manufacturing processes.

The company's major markets are the steel and automotive industries, both of which have continued to suffer from downturns, now lasting several years. To reduce TPC's dependence on these markets, the management team has concentrated on broadening the customer base, expanding geographic reach and developing new product sales.

Despite the market difficulties, sales per day increased by 3 per cent over last year.

The Company has identified new sectors in which its products can be utilised. In particular, it has focused on the mining, food and tyre manufacturing industries. In many cases, this has required the company to re-specify its products in order to achieve industry-specific ratings. Once the re-specified products were in place, the company successfully used its field and inside sales resources to secure orders from these markets.

The company's efforts to boost overall sales through the development and marketing of new products were also successful, with new product sales accounting for 16 per cent of total revenue over the year.

In Mexico, TPC took on a new warehouse just outside Mexico City and appointed an in-country sales manager.

Kent

Kent is an own-brand distributor of high performance consumable products sold into the automotive repair and industrial maintenance sectors. It has offices in nine European countries and a network of sub-distributors throughout the world.

In the face of difficult market conditions, sales per day were 1 per cent below last year. The company's development during the year has concentrated on improving the product range, developing closer relationships with customers, focusing on key accounts and expanding the range of channels to market.

The company's product portfolio has been extended substantially, and now includes some 4,000 items. This not only provides customers with a broader choice, but also expands the potential customer base.

An important step forward this year has been the decision to move the sales force from commission-only to a salary-based scheme, enabling the business to retain quality people and remunerate them appropriately. Despite some disruption in France, sales productivity levels have generally increased.

The renewed focus on key accounts has been successful, with sales to these customers rising by 18 per cent over the year. Of particular note, Ferrari has decided to specify *Kent Screenfix 212* windscreen adhesive for the 360 Challenge models, and volume producers SEAT, Hyundai and VW have all approved *Kent Quickseal* for use in their manufacturing operations.


benefits

TPC Wire & Cable has saved a major automotive manufacturer significant sums in running costs by finding an effective solution to a component problem.

The manufacturer's plant was experiencing repeated interruptions caused by failure of the power assemblies they were using. They [illegible] TPC [illegible] product

TPC's field sales representative worked closely with plant personnel to identify the problem. A new bracket was designed to fit onto the assemblies and prevent the problem from re-occurring.

Board of Directors and Officers



















Board of Directors and Officers

1 Sir Malcolm Bates* Hon.D.Litt., M.Sc FCIS, FRAeS, CCMI
Aged 68
Appointed Chairman 1997. Chairman, London Transport, AMP (UK) plc (includes AMP Pearl Assurance, AMP NPI and AMP London Life). Non-Executive Director AMP Ltd (Australia).

2 John R Hirst BA, FCA, ACT, CCMI
Aged 50
Appointed Group Chief Executive 1998. Formerly 19 years with Imperial Chemical Industries plc, where he held a number of senior posts, including divisional Chief Executive of ICI Performance Chemicals, Chief Executive of ICI Autocolor and Group Treasurer.

3 Andrew C Fisher BA FCA
Aged 45
Appointed Group Finance Director 1994. Previously a partner at Price Waterhouse.

4 Sir Robert Horton* B.Sc, SM, LLD, DSc
Aged 63
Appointed Non-Executive Director 1995. Chairman, Chubb plc and Non-Executive Director Emerson Electric Co (US). Formerly Chairman of Railtrack plc and Chairman and CEO, BP.

5 Cary J Nolan* BA B.S.E.E.
Aged 60
Appointed Non-Executive Director 1999. Formerly President, CEO Picker International Inc., President Cooper Surgical and President Xerox Medical Systems Division. Non-Executive Director of Toshiba Medical and Tomotherapy Inc.

6 D John S Roques* CA
Aged 64
Appointed Non-Executive Director 1999. Chairman, Portman Building Society. Non-Executive Director, BBA Group plc and Chubb plc. Formerly senior partner Deloitte & Touche.

7 Michael Lester* MA Oxon
Solicitor, Aged 63
Appointed Non-Executive Director 1998. Director, BAE SYSTEMS plc. Formerly a Director and Vice-Chairman, The General Electric Company plc.

8 Steven Webb LLB
Solicitor, Aged 40
Appointed Company Secretary and General Counsel December 2000. Previously Company Secretary and General Counsel of Kelda Group plc and Company Secretary of Kalon Group plc.

9 William B Korb*
Aged 63
Appointed Non-Executive Director January 2003. Formerly President and CEO of Gilbarco Incorporated. Non-Executive Director of Cambrex Corporation.

*Non-Executive

1 2
3
4 5
6 7
8 9

Audit Committee
John Roques (Chairman)
Sir Malcolm Bates
Michael Lester
Cary Nolan

Nominations Committee
Sir Malcolm Bates (Chairman)
John Hirst
Sir Robert Horton

Remuneration Committee
Michael Lester (Chairman)
Sir Malcolm Bates
William Korb
Cary Nolan
John Roques

Organisation & Management Development
Sir Robert Horton (Chairman)
Sir Malcolm Bates
John Hirst
William Korb

Group Leadership Team

1 Graham Johnson
Global Business Systems Director
Previously a management consultant specialising in major IT related change initiatives. Also worked for British Telecom and PricewaterhouseCoopers.

2 Brian J Lewis
Group Director Human Resources
Previously Corporate Vice President, Human Resources at Borealis A/s, VP Human Resources, Coca Cola South-East and West Asia. Own consultancy in Asia.

3 Nicholas P G Ross
Group Director Communications
Formerly CEO, Industrial Products Division, Europe. Prior to that, Director of Business Development.

4 Steven Webb
Company Secretary and General Counsel
(see page 27)

5 John R Hirst
Group Chief Executive
(see page 27)

6 Peter Costello
Chief Executive Officer, IPD North America
Previously CEO, Product Manufacturing Division.


1
2
3
4
5
6



7 Andrew C Fisher
Group Finance Director
(see page 27)

8 Michael W Ruprich
Chief Executive Officer, MDD, Americas
Formerly CEO, Newark Electronics. Previously President and Chief Executive, JLK Direct Distribution, Inc.

9 Laurence Bain
Group Chief Operating Officer
Previously Vice President and Director of Operations for Motorola in Europe, Middle East and Africa.

10 Matt Toogood
Group Director Strategic Marketing and Planning
Formerly Strategic Marketing Director, MDD, Europe and Asia Pacific.

11 Chris Haworth
Chief Operating Officer, MDD, Europe and Asia Pacific
Formerly CEO, Appliance Spares Division. Joined CPC in 1975, where he was Managing Director when it was acquired by the Group in 1995.


7
8
9
10
11



Finance Director's Review



Group sales and operating profit

Group sales for the financial year (52 weeks) were £759.0 million (2002: £806.4 million, 53 weeks). There was a negative impact resulting from the translation of overseas sales of £22.2 million due principally to the weakness of the US dollar against sterling. Similarly, profit before tax, goodwill amortisation and exceptional items of £67.2 million (2002: £72.5 million) was reduced by £0.9 million.

Group sales for the year, based on year on year sales per day for continuing businesses and at constant exchange rates, increased by 1.2 per cent including the benefit of the BuckHickman InOne acquisition made in July 2001. Excluding BuckHickman InOne, year on year sales decreased by 5.1 per cent, although the rate of decline narrowed during the year. Significantly, the Group moved back into positive year on year growth in the second half and sales grew by 2.8 per cent in the fourth quarter.

Americas SPD and year on year growth rates


($m)
(%)
2.0
1.8
1.6
1.4
1.2
1.0
0
-10
-20
-30
Q1 Q2 Q3 Q4

Europe & Asia Pacific SPD and year on year growth rates (excluding BuckHickman InOne)


(£m)
(%)
1.2
1.0
0.8
0.6
10
0
-10
Q1 Q2 Q3 Q4

BuckHickman InOne SPD and year on year growth rates


(£m)
(%)
0.5
0.4
0.3
0.2
20
10
0
-10
Q1 Q2 Q3 Q4

Note: All sales growth rates are based on sales per day for continuing businesses at constant exchange rates.

The Marketing and Distribution Division represented 87 per cent of the Group's sales. General industrial demand and activity in the electronics industry remained weak throughout the year in the Division's primary North American and European markets. In the Americas, sales per day were 9.7 per cent below the prior year, although sales per day have remained relatively stable since May 2002. In Europe and Asia Pacific, year on year sales per day increased by 13.3 per cent, including the benefit of the BuckHickman InOne acquisition. Excluding BuckHickman InOne, year on year sales per day declined by 1.5 per cent, with the second half of the year showing an improving sales trend and year on year growth of 2.6 per cent after a decline of 5.4 per cent in the first half. In its first full year of ownership, BuckHickman InOne has performed strongly and achieved an increase in year on year sales of 4.6 per cent. During the year, the sales trend improved and year on year growth in the second half was 10.5 per cent.

Sales for the Industrial Products Division increased 2.8 per cent year on year. Sales at Akron Brass, which manufactures high-performance fire-fighting equipment, increased 4.0 per cent and sales at TPC Wire and Cable, a distributor of high specification cable to the North American automotive and steel industries, also increased by 3.1 per cent. Sales at the other main business, Kent Europe which distributes high performance consumable products to the automotive repair industry, saw sales decline slightly by 0.9 per cent.

Gross margin (%)


45.0
40.0
35.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001/2
2002/3

Comprises continuing businesses throughout the above periods

The expense classification in the consolidated profit and loss account has been restated to reflect the way in which management measure the performance of the Group. Despite the difficult trading environment, the gross margin for the year of 41.1 per cent has been stable and in line with the previous year, reflecting firm management control and high customer service levels.

Restructuring costs of £0.6 million relating to the closure of a warehouse in North America were incurred during the year and the Group also realised profits of £0.5 million on the disposal of surplus properties.

Operating margin (%)


15.0
12.5
10.0
7.5
5.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001/2
2002/3

The Group's operating margin of 10.9 per cent, before goodwill amortisation, compares with 11.0 per cent in the previous year. The Group realigned its cost base rapidly during the period of sharp deterioration of market conditions experienced in 2001 and has continued to exercise tight cost control during the current year. This, together with sustained strong gross margins, has resulted in the operating margin being maintained throughout the year at a similar level to last year.

Re-branding
On 27th February 2003, the Group announced the rebranding of four businesses of the Marketing and Distribution Division to demonstrate to customers and suppliers the close alignment and global collaboration between these businesses. The new trading names will be Newark InOne, Farnell InOne, BuckHickman InOne and MCM, an InOne Company. The one off cost of the rebranding of £2.4 million will be charged in the first quarter of the coming financial year.

Disposals
On 28th June 2002, the Group sold DA Lubricants, the speciality lubricants business of the Industrial Products Division, for net cash proceeds of £3.3 million. The business traded at break-even during the first five months of the financial year. The exceptional charge of £4.9 million included goodwill previously written off against reserves of £2.6 million.

Deferred consideration of £0.1 million was received in the year which related to prior year disposals.

Capital re-organisation

On 13th May 2002, shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion. As a result, 19.5 million (70 per cent) preference shares were converted into 89.8 million ordinary shares. The total number of ordinary shares in issue at the year end was 362.4 million (2002: 272.2 million).

In addition, in July 2002, the Company purchased and cancelled a total of 644,000 of its own preference shares at a cost of £8.3 million. The total number of preference shares in issue at the year end was 7.8 million (2002: 27.9 million) and the ongoing annual preference dividend will be approximately £7 million.

The restructuring has resulted in increased earnings per share and reduced financial gearing. It also improved cash flow by more than £9 million in the year, enhanced fixed charge cover and provided a more balanced capital structure.

Subsequent to the year end, the Company purchased and cancelled a further 197,000 of its own preference shares at a cash cost of £2.3 million.

Interest and fixed charges

The net interest charge of £15.7 million (2002: £15.9 million) was covered 5.3 times by the profit before interest, goodwill amortisation and loss on disposal of businesses. Interest payments relate predominantly to fixed rate US dollar borrowings. The effective interest rate on the Group's borrowings was 7.1 per cent. Fixed charge (interest plus preference dividends) cover was 2.7 times.

Taxation

The Group's effective tax charge represented 28.4 per cent (2002: 29.5 per cent) of the profit before tax, goodwill amortisation and loss on disposal of businesses. The underlying tax rate, excluding the impact of tax credits arising from the favourable settlement of earlier years' liabilities, was 29.9 per cent (2002: 30.5 per cent). A tax credit of £0.9 million arose on business disposals in the year (2002: nil).

The UK and US corporation tax rates of 30 per cent and 35 per cent, respectively, are significant influences on the Group's effective rate. In the absence of significant changes to UK or US tax rates or regulations, the effective rate during the coming financial year should be no greater than 31 per cent.

Dividends

The Board is recommending a final dividend of 5.0 pence which, together with the interim dividend, amounts to a total dividend per share of 9.0 pence, unchanged from the previous year, at a total cost for the financial year of £32.6 million. The dividend is covered 1.1 times (2002: 1.0 times) by attributable profits adjusted for goodwill amortisation and loss on disposal of businesses. Maintaining the dividend at last year's level reflects the Board's confidence in the Group's outlook and its strong cash flow characteristics.

Earnings per share

Basic earnings per share were 9.3 pence (2002: 4.6 pence). Adjusted earnings per share (before amortisation of goodwill and loss on disposal of businesses) were 11.2 pence (2002: 9.2 pence). This improvement reflects the capital restructuring described above and the consequent reduction in the preference dividend in the year to £10.8 million (2002: £26.1 million).

The weighted average number of ordinary shares in issue during the year was 331.6 million (2002: 271.9 million).

Cash flow and net debt

Free cash flow available to ordinary shareholders is summarised below:

	2003 £m	2002 £m
Cash flow from operating activities	**92.0**	107.1
Capital expenditure	**(24.9)**	(24.8)
Sale of fixed assets	**1.7**	1.3
Interest and preference dividends	**(26.6)**	(41.7)
Tax	**(12.7)**	(27.4)
Free cash flow	**29.5**	14.5

Cash flow from operating activities represented 111 per cent (2002: 121 per cent) of operating profit, before goodwill amortisation, and reflects tight control of working capital across the Group. Inventories increased by £9.0 million in the year, reflecting the stocking of the new Belgium warehouse and product range expansion. Receivable days have been maintained or improved across all major businesses, with the overall average reducing from 55 to 52 days during the year, releasing cash of £6 million.

Capital expenditure of £24.9 million included £18.5 million on computer systems. £10.8 million was spent on front-office customer-facing systems based around Siebel customer relationship management systems and a further spend of £7.7 million was incurred in enhancing existing systems, including expenditure at Newark InOne and Farnell InOne to facilitate the integration of the front-office systems with their back-office systems. The front-office systems were successfully deployed at Farnell InOne's UK business in November 2002 and since the year end have been successfully deployed across Newark InOne's branch and call centre infrastructure.

Expenditure on front-office systems in the coming year will be approximately £6 million and total capital expenditure is expected to be approximately £20 million. The depreciation charge in the coming year will increase by approximately £7 million, mainly as a result of the deployment of front office systems.

Payments to tax authorities benefited by £9 million as a result of tax repaid from prior years.

The change in net debt is summarised below:

	£m
Opening net debt	(236.4)
Free cash flow	29.5
Ordinary dividends	(28.1)
Disposal of businesses	3.3
Capital re-organisation	(9.2)
Issue of ordinary shares	0.7
Net cash outflow	(3.8)
Exchange movement	31.0
Closing net debt	(209.2)

The Group's net debt comprises the following:

	£m
Cash at bank and in hand	29.6
Bank loans and overdrafts	(46.7)
US $310million Senior Notes due 2003 and 2006	(189.0)
Other loans	(3.1)
Net debt	(209.2)

The Company has $155 million 7.0 per cent Senior Notes, repayable in June 2003. In anticipation of this repayment, the Company has secured additional funding, to be drawn in June 2003, of $225 million, comprising $159 million Senior Notes payable 2013 at an effective interest rate of 5.9 per cent and $66 million Senior Notes payable 2010 at an effective interest rate of 5.3 per cent.

The resulting profile of the Group's loan finance and committed bank facilities is illustrated in the chart below. This shows sound medium-term funding and headroom in excess of £100 million.

Debt profile (£m)


357
300
236
200
100
0
a
b
c
d
2004
2006
2008
2010
2012

a Bilateral bank facilities to 2006
b $155m 7.2% Senior Notes repayable 2006
c $66m 5.3% Senior Notes repayable 2010
d $159m 5.9% Senior Notes repayable 2013
------ Gross debt at 2nd February 2003

Treasury operations
The Group is exposed to a number of different market risks, including movement in interest rates and foreign currency exchange rates. The Group has established policies and procedures within the treasury function to monitor and manage the exposures arising from volatility in these markets, with derivative instruments being entered into when considered appropriate by management.

The Group Treasury function is responsible for sourcing and structuring borrowing requirements, managing interest rate and foreign exchange exposure and managing any surplus funds, which are invested mainly in short-term deposits with financial institutions that meet the credit criteria approved by the Board. In addition, monthly reports are produced by the Group Treasury function which are used to monitor treasury activities. Important treasury management decisions are approved by the Board.

Group policy prohibits speculative arrangements in that transactions in financial instruments are matched to an underlying business requirement, such as forecast debt and interest repayments and expected foreign currency revenues. The Group uses derivatives only to manage its foreign currency and interest rate risks arising from underlying business activities. The Group Treasury function is subject to periodic independent reviews by the internal audit department. Controls over interest rate and foreign exchange exposures and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continually monitors the credit ratings of its counterparties and credit exposure for each counterparty.

The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

The Group does not hedge profit translation exposure, unless there is a corresponding cash flow, since such hedges provide only a temporary deferral of the effect of movements in exchange rates.

Accounting standards and policies
The Group's accounting policies fully reflect the requirements of the Accounting Standards Board.

Pension accounting
The Group accounts for pensions in accordance with SSAP 24. The Group's net assets include a pension asset of £82.2 million (2002: £87.0 million) which is included in debtors due after more than one year. The consolidated profit and loss account includes a net pension credit of £4.4 million (2002: £5.3 million) in relation to all of the Group's pension schemes. It is estimated that this credit will be reduced by approximately £1.5 million in the coming financial year, primarily as result of the decline in the market value of assets in the Group's UK and US defined benefit schemes.

The recent tri-annual valuation of the UK scheme is expected to require the Group to recommence contributions at a rate of approximately £800,000 per annum. The Group will continue to enjoy a contribution holiday for the foreseeable future in relation to the US scheme.

The results do not reflect the full adoption of FRS 17, Retirement Benefits, because this is not required until the Group's financial year ending 31st January 2006. If the standard had been fully adopted in 2003, profit before tax would have been reduced by £3.2 million, comprising a charge to operating profit of £10.2 million and a credit to interest of £7.0 million, and consolidated net assets would have been reduced by £31.1 million. Under FRS 17 the value of the net surplus of the UK and US defined benefit schemes would have been £34.7 million, comprising a surplus in the US scheme of £49.4 million and a deficit in the UK scheme of £14.7 million.

Andrew Fisher
Group Finance Director

Social Responsibility Report

Fig. 1 Occupational injury rate per 100,000 hours worked*


0.00
0.50
1.00
1.50
2.00
2.50
1998
2.04
1.14
1999
1.71
0.72
2000
1.66
0.65
2001
1.59
0.63
2002
1.67
0.68
Industry Average
Premier Farnell

*Shown are the rates at which accidents (which involve more than basic first aid treatment) occurred per 100,000 hours worked. The "industry average" figures were computed by taking the averages for the industry segments in which Premier Farnell operates.
Source of industry segment averages: US Occupational Health and Safety Administration, Bureau of Labor Statistics.

This is the second year for which we have prepared a social responsibility report and we have found that the preparation and issue of this report has already helped to raise awareness of relevant issues within the Group. In preparing this report we have, wherever practical, followed the guidelines suggested by the UK Government.

Health and safety

Our health and safety commitment remains the simple one of minimising accidents and injuries in the workplace. It is therefore with great sadness that we have to report the death, during the year, of a driver with our BuckHickman InOne business who was involved in a fatal road traffic accident. The Coroner's enquiry into the accident recorded a verdict of accidental death and no blame was apportioned to the company or any of its operations.

Our occupational injury rate (see figure 1) decreased from 1.14 injuries/100,000 hours worked in 1998, to only 0.63 in 2001, and rose slightly to 0.68 in 2002. We understand the reasons for this increase and have taken steps to address them.

Last year we set a target of reducing this rate to 0.60 by the end of 2003. Despite the small rise in 2002, we still believe that this goal is achievable.

Our occupational injury rate remains very low when compared to rates for other industries (see figure 2).

Business segment risks

The Group's business is predominantly distribution. Distribution activities with potential for injury include manual handling, movement of goods, lifting of products and opening of boxes.

The Group also has a small number of manufacturing facilities, each of which has certain activities where a potential for injury exists.

Actions taken to prevent and minimise injuries

We provide targeted safety training to relevant employees in an effort to prevent and reduce injuries. We provide training in ergonomics, safe lifting, first aid/CPR/infection control, hazard communication, emergency evacuation, spill cleanup, fire extinguisher use, forklift operation, confined space entry, electrical isolation, and the use of personal protective equipment.

In the UK, all of our logistics management team have undergone training in health and safety responsibilities and this will be extended to cover risk assessment and accident investigation.

Our major distribution and manufacturing facilities are required to conduct regular health and safety audits. They are required to address quickly any safety concerns that are identified. Our goal is to address safety concerns before accidents occur.

In order to ensure compliance with the large number of safety regulations in the US, we require facilities located there to prepare annually and follow safety compliance calendars. The calendars list the safety compliance and employee training actions that the facility must take during the year. These calendars not only ensure compliance, but also provide a safety focus throughout the year.

A large portion of Premier Farnell employees are office-based. For that reason, we take proactive actions to reduce office related injuries. Training in the correct use

safety

Fig. 2 Comparing Premier Farnell's occupational injury rate with rates for other industries*

Legal Services	0.35	
Insurance Agents/Brokers	0.35	
Banking	0.60	
Premier Farnell	**0.68**	(Group's injury rate in 2002)
Electrical Goods – Wholesale	1.35	
Chemical Industry	1.70	
Electronic Equipment	2.10	
Aircraft	2.55	
Paper	2.75	
All Manufacturing	**3.50**	
Steel	4.00	
Rubber/Plastics	4.00	
Trucking	4.15	
Food	4.50	
Motor vehicles	6.50	
Iron/Steel Foundries	7.45	

*Shown is the company's occupational injury rate for 2002 compared to industry segment rates compiled and published by the US Department of Labor, Bureau of Labor Statistics for 2001 (being the latest statistics available).

of display screens and workstations is provided.

We plan to take a number of actions in 2003 that will emphasise safety and encourage pro-safety attitudes. These actions are described below.

As mentioned in last year's report, our MCM distribution centre in the US has been developing a "behaviour-based safety" programme. Their programme has now been finalised and implemented. The development and implementation of the programme has resulted in many positive results. At the time of this report, the MCM distribution centre had completed 17 consecutive months without a recordable workplace injury. We attribute this accomplishment to the fact that their behaviour-based safety approach encourages sound safety behaviour in a proactive manner. We are proud of MCM's accomplishment and our target in 2003 is to implement a similar "behaviour-based safety" programme in at least one other of the Group's major facilities.

We are requiring all major facilities to track and regularly report near-miss incidents and to have active safety committees in 2003. One role of these committees will be to review near-miss incidents and take any corrective actions that may be warranted, consistent with our goal of preventing injuries before they occur. The committees will also review recordable injuries, safety audit findings and safety compliance and training activities.

Members of our safety staff will make regular visits to major facilities in 2003 to review safety practices, attend safety committee meetings and assist in conducting safety audits. In the UK and Europe, regular risk surveys of the facilities will be conducted that will establish baselines for improvement. This is part of an ongoing safety programme that was started about 18 months ago.

The environment

Our commitment in this area is to identify and collect data on the Group's environmental impacts and to reduce them.

As stated in last year's report, we have begun collecting data on the amount of energy used, employee business travel, waste disposed, waste recycled, water consumed, and greenhouse gas emissions. We will compile this data annually.

The 2002 results are presented in this report. The data is presented in two ways. We present total quantity of usage/generation, as well as unit rates based on sales turnover (i.e. quantity per £1,000 of sales).

We consider the 2002 data to be important baseline data. We intend to compare data for future years with this baseline data.

We feel that it is too early for us to set specific reduction targets until we have a greater understanding of the activities underlying this data. However, we will continue our efforts to reduce environmental impacts wherever possible, including the actions described later in this report.

We are delighted to report that our distribution centre in Gaffney, South Carolina has been audited and granted ISO 14001 certification. During the registration audit, the


SILVER SHIELD.

Energy consumed

Type of Energy Used	Amount Used in 2002	Unit Rate (per £1,000 of sales)
Electricity	34,683,988 KWh	45 KWh
Natural gas	2,088,856 cubic metres	2.7 cubic metres
Propane	4,585 kilograms	.006 kilograms
Fuel oil	3,106 litres	.004 litres
Petrol for company cars/trucks	836,282 litres	1 litre
Diesel fuel for company cars/trucks	1,269,574 litres	2 litres

Employee business travel

Type of Travel	Amount in 2002 (kilometres)	Unit Rate (kilometres per £1,000 of sales)
Business use of cars/ trucks	9,196,846	12
Business use of rented cars/trucks	8,936,540	12
Train use	350,546	0.2
Short (intracontinent) airline flights	13,833,288	18
Long (intercontinent) airline flights	12,700,692	16
Total	**44,888,269**	**58**

Waste disposed

Type of Waste	Amount in 2002 (kilograms)	Unit Rate (kilograms per £1,000 of sales)
Hazardous Waste	551,618	0.7
Industrial Process Waste	855,883	1
Solid Waste	2,756,342	4
Total	**4,163,843**	**5.7**

independent auditors complimented the Gaffney facility for having the highest level of ISO 14001 related employee awareness and training of any company they had audited.

An activity we are particularly proud of is the high level of recycling we carry out. Across the Group, we recycle over 40% of the waste we produce. This reflects the significant steps taken at our major distribution centres in Leeds and Gaffney in recycling supplier packaging. It also reflects the significant steps taken by our Akron Brass manufacturing operation in Wooster, Ohio in recycling industrial process waste.

We are also pleased by the pollution prevention efforts taken by our Leeds and Gaffney distribution centres. Both have made significant progress in using recycled material and/or air-filled bags (instead of polystyrene chips) as protective packaging for the products we ship to customers. Both distribution centres also utilise cardboard shipping boxes made from recycled material.

We remain a member of the FTSE4 Good Index of Corporate and Social Responsibility, the criteria for which includes environmental issues, as well as stakeholder relations and human rights. We are also among a small number of companies that have participated in the Business in the Environment survey of Corporate Environmental Engagement for every year since its inception.

Business segment risks

As previously stated, the Group's business is predominantly distribution. Environmental concerns associated with this segment include the proper handling, storage, shipping, and disposal of the chemical products we distribute.

Chemical products must be packaged and shipped in compliance with hazardous materials transportation laws. Returned, damaged and discontinued chemical products (e.g. electrical cleaners, solders, batteries) must be properly handled and disposed of.

Premier Farnell has several manufacturing facilities. These facilities generate industrial process waste that must be properly handled and disposed of. In addition, Akron Brass operates a brass foundry that requires special air handling equipment and air emission permits.

Actions routinely taken to manage environmental concerns

We provide targeted environmental training to relevant employees in an effort to ensure they comply with relevant laws and act in an environmentally responsible manner. We provide training in hazardous waste disposal, spill prevention, and hazardous materials transportation.

In order to ensure compliance with the large number of environmental regulations in the US, we require facilities located there to prepare annually and follow environmental compliance calendars. The calendars list the environmental compliance and employee training actions that the facility must take during the year. These calendars not only aid compliance, but also provide an environmental focus throughout the year.

aware

Waste recycled

Type of Waste	Amount in 2002 (kilograms)	Unit Rate (kilograms per £1,000 of sales)
Hazardous Waste	2,700	0.004
Industrial Process Waste	1,294,825	1.68
Solid Waste	1,747,141	2.27
Total	**3,044,666**	**3.95**

Water used

	Amount in 2002 (litres)	Unit Rate (litres per £1,000 of sales)
Water Used	**61,846,040**	**81**

Greenhouse gas emissions

Type of Energy Used	Amount Used in 2002	Metric tons CO_2 Emitted
Electricity (for facilities)	34,683,988 KWh	**21,397
Natural gas (for facilities)	2,088,856 cubic metres	4,555
Propane (for lift trucks)	4,585 kilograms	11
Fuel oil (for facilities)	3,106 litres	11
Petrol for company cars/trucks	836,282 litres	1,568
Diesel fuel for company cars/trucks	1,269,574 litres	3,390
Petrol for rented cars/trucks*	1,728,792 litres	3,241
Total		**34,173**

* *assumed 10.5 kilometres per litre of petrol consumed*
** conversion factor used = 0.612 kg CO_2/KWh
(equals USA 1998-99 average per US Dept. of Energy)



Additional actions to be taken in 2003 to manage environmental concerns
We plan to take several actions in 2003.

As previously mentioned, our distribution centre in Gaffney was audited and the site was granted ISO 14001 certification. Our 2003 goal is to achieve ISO 14001 certification at our major distribution centre in Leeds.

We will continue our efforts to increase recycling at our major distribution centres in Leeds and Gaffney. As part of this, we are aiming for complete recycling of all cardboard waste from supplier packaging at all of our UK distribution centres by the end of January 2004. We will also continue our industrial process waste recycling efforts at the Akron Brass manufacturing facilities.

Contribution to the community
The Group contributes to the wider community in a number of ways. A total of £51,000 was donated to a number of charities during the year. Equally important are the contributions in kind which are made by the Group. Employees are encouraged to participate in charitable fundraising events and to give time, both in and outside working hours, to good causes.

The following are just a few of many examples.

In the UK, Farnell InOne has been a long-term sponsor of the "Great Yorkshire Bike Ride" which has now raised £1 million for a variety of charities. As well as the Group's sponsorship, a number of Group employees take part every year, raising their own contribution. The Group has also provided two-year sponsorship of a VSO volunteer who is teaching English to Chinese students in the Shaanxi Province of China.

The Group regularly donates certain items of stock to charities and also donates equipment to various charitable and educational organisations to assist in research programmes.

In the US, all of the Group's businesses participate in United Way, a community-based umbrella organisation supporting various human services organisations. Group employees have taken leadership roles in United Way's fundraising activities. Also in the US, a number of Group companies have taken part in efforts to provide food and clothing to local families and individuals in need.

Akron Brass has donated vital fire fighting equipment to the Mercy Ships organisation, which travels to developing nations to assist with construction projects, as well as providing medical and dental care.

In Singapore, Farnell InOne is involved with the Community Chest organisation, which co-ordinates community efforts to raise money for vulnerable members of society and provides matching contributions to those made by employees.

Across the Group, our close links with the education sector are strengthened by various sponsorships and educational awards.



Farnell InOne reviewed the use of polystyrene as protective loose-fill packaging for the products it delivers to customers.

The reasons for the review were:
- cost
- non-biodegradable
- customer preference

As a result, Farnell InOne moved to the use of air bags which utilise recyclable plastic for small and medium parcels. This reduced the use of polystyrene by 80 per cent and generated annual cost savings of approximately £200,000.

Directors' Report

Principal Activities and Business Review

A detailed review of the Group's activities, the development of its business and an indication of likely future developments are dealt with on pages 10 to 25.

The principal activity of the Group remains unchanged and is the distribution of electronic, electrical and industrial products to the design, maintenance and repair sectors.

Profit and Dividends

The profit for the financial year (52 weeks) attributable to ordinary shareholders was £30.8 million (2002: £12.5 million (53 weeks)). The Directors recommend that a final dividend of 5.0 pence (2002: 5.0 pence) per ordinary share be paid on 25th June 2003 to those shareholders on the register of members at the close of business on 30th May 2003. An interim dividend of 4.0 pence per ordinary share was paid on 25th October 2002, making a total for the year of 9.0 pence (2002: 9.0 pence) per ordinary share.

Acquisitions and Disposals

On 28th June 2002 the Group sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America for a consideration of £4.3 million.

Further details of this disposal are given in the Finance Director's review on pages 30 to 33 and in notes 2 and 23 to the Financial Statements.

Share Capital

Details of changes in the issued share capital of the Company during the year are set out in note 19 on page 64. These include the results of the special conversion right announced in April 2002. Pursuant to this special conversion right preference shareholders were given the right, for a limited period, to convert their cumulative redeemable preference shares in the Company into ordinary shares at an enhanced conversion rate. A total of 19,530,070 preference shares were converted under this right, leading to the issue of 89,838,310 new ordinary shares. Following the expiry of the special conversion right, the Company acquired 643,964 preference shares in the market for cancellation at a total cost of £8.3 million. On 19th March 2003, the Company acquired a further 197,000 preference shares in the market for cancellation at a cost of £2.3 million.

At the forthcoming Annual General Meeting, the Company will be seeking authority to purchase its ordinary and preference shares. Authorities were previously granted at the Annual General Meeting in 2002, but expire at the close of the forthcoming meeting.

Fixed Assets

The Directors are of the opinion that any difference between the book value and the market value of the land and buildings of the Company and its subsidiary undertakings is not significant.

Directors

The names and biographical details of the Directors who held office throughout the year appear on page 27. In addition, Messrs Morton L Mandel and Patrick F Sullivan were Directors of the Company until 12th June 2002.

In accordance with the Company's articles of association Sir Malcolm Bates, Mr John Roques and Mr Cary Nolan will retire at the forthcoming Annual General Meeting of the Company and offer themselves for re-election. Mr William Korb, who was appointed during the year, will retire and offer himself for election. All of the Directors standing for election or re-election are Non-Executive Directors and do not have service contracts with the Company.

Additional information relating to Directors' remuneration, service contracts and interests in the Company's shares is given in the Remuneration Report on pages 40 to 45. The details of Directors' interests in the Company's shares form part of this report.

Supplier Payment Policy

The Group's operating companies are responsible for agreeing terms and conditions under which business transactions with their suppliers are conducted. Payments to suppliers are made in accordance with those terms, provided that suppliers also comply with all relevant terms and conditions. At 2nd February 2003, the amount the Group owed its suppliers represented 33 working days' purchases (at 3rd February 2002: 21). The Company is a holding company and does not have any trade creditors.

Charitable and Political Donations

In the US, the Group has an ongoing policy of donating certain items of stock to charitable organisations. In addition, during the year the Group made charitable donations in cash of £51,000. Further details of the Group's charitable activities appear in the Social Responsibility Report. The Group continues its policy of not making contributions to political parties, although resolutions will be proposed at the Company's Annual General Meeting to deal with the consequences of the Political Parties, Elections and Referendums Act 2000. These resolutions are explained in the notes accompanying the notice of the meeting.

Employment

The Group places great emphasis on optimising the contribution made by employees at all levels around the world. A Group-wide Performance Review and annual Management Audit process are in their fourth year of operation. Two Leadership Development Programmes have been implemented for the top 150 managers and a series of programmes for new or inexperienced managers and supervisors have been introduced. Product training using interactive e-learning technology has been implemented. A change management workshop has been introduced across the Group. In addition, there has been significant investment in general skill development with particular reference to computer skills, marketing and customer service.

A formal job grading system exists across the Group to assist remuneration practices as well as career development and organisational planning processes.

Employees are informed of the performance of the Group and a structured communication programme allows factors affecting their employment to be discussed.

Working in close co-operation with elected representatives from its European operating companies, the Group has established a European

Works Council (The Premier Farnell European Forum). The Forum provides an arena for the exchange of relevant and appropriate information and constructive dialogue between management and employees on European issues.

The Group gives full and fair consideration to applications for employment from disabled persons, with regard to their particular aptitudes and abilities. Efforts are made to continue the employment of those who become disabled during their employment. Training, career development and promotion are, as far as practicable, identical for all employees according to their skills and abilities. The Group consistently seeks to recruit, develop and employ throughout the organisation suitably qualified, capable and experienced people, irrespective of race, religion or sex.

Environment
The Group recognises the importance of responsible environmental management and its obligation to protect the environment. The Group therefore gives high priority to all environmental matters. Further information appears in the Social Responsibility Report.

Substantial Shareholdings
At 10th April 2003 the Company had been notified of the following interests amounting to 3 per cent or more of the Company's issued ordinary share capital:

	%
AXA SA	7.32
Prudential plc	6.12
Scottish Widows	4.77
The Capital Group Companies Inc.	4.10
Standard Life Group	3.99
HBOS plc	3.95
Royal and Sun Alliance Insurance Group plc	3.69
Legal and General plc	3.06

Independent Auditors
Following the conversion of PricewaterhouseCoopers into a limited liability partnership from 1 January 2003, PricewaterhouseCoopers resigned as auditors of the Company on 18th March 2003 and PricewaterhouseCoopers LLP was appointed as auditor to fill the casual vacancy which arose.
A resolution to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting of the Company.

Annual General Meeting
The notice convening the Company's 2003 Annual General Meeting at the Mayfair Conference Centre, Marble Arch, London on 11th June 2003 at 11.30 am is set out in a separate document issued to shareholders.

By order of the Board

Steven Webb
Secretary
Farnell House
Forge Lane
Leeds LS12 2NE

19th March 2003

Remuneration Report

Remuneration Report

This report provides information on Directors' remuneration. A resolution will be put to shareholders at the Company's Annual General Meeting inviting them to approve this report.

Remuneration policy

The Group's overall policy aims are to:

- attract, develop, motivate and keep talented people at all levels throughout the Group;
- pay competitive salaries and benefits to all of its people;
- encourage the holding of shares in the Company as an effective way of aligning the interests of employees with those of shareholders; and
- focus remuneration arrangements to help each business in the Group meet its specific targets.

The Board's policy for executive remuneration is to:

- pay a basic salary which is competitive with other companies of similar size and complexity;
- give executives the opportunity to increase their basic earnings by meeting and outperforming key short term and long term measures, thereby linking executive rewards to the Group's performance and shareholder interests;
- encourage executives to hold shares in the Company; and
- reward executives fairly and responsibly for their contribution to the Group's performance, without paying more than is necessary to achieve this objective.

In framing this policy, the Board has given full consideration to the provisions of the Combined Code.

This report sets out the Group's policy on Directors' remuneration for 2003 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2003 is required by the legislation under which this report is prepared. The Remuneration Committee is able to state its remuneration policy for 2003 with reasonable certainty, but is less certain that this policy will continue without amendment in subsequent years. This is because the Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and remuneration practice. Any changes in policy for years after 2003 will be described in future Remuneration Reports. All statements in this report in relation to remuneration policy for years after 2003 should be read in the light of this paragraph.

As part of the process of keeping the Group's remuneration policy under review, two proposals will be put to shareholders at the Company's Annual General Meeting.

The first proposal is for the adoption of a new executive share option scheme which, if approved, will replace the existing executive option schemes. In line with current best practice, the proposed new option scheme provides for annual grants to participants (including Executive Directors). The maximum value of an annual grant to any individual will be equal to 100 per cent of the individual's annual salary. Exercise of options granted under the scheme will be subject to a performance condition. This condition will be that the growth in the Company's earnings per share (EPS) over the three consecutive financial years starting with the year of grant exceeds the growth in the UK Retail Price Index (RPI) over the same period by at least 9 per cent. At this level of performance half of the options granted would be exercisable. Exercise of all options granted will require that the Company's EPS growth exceeds RPI over the period by at least 15 per cent, with a sliding scale for performance between 9 per cent and 15 per cent. If the performance condition is not met over this three year period, options may also be exercised if the Company's EPS growth exceeds RPI by a minimum of 12 per cent over the four financial years starting with the year of grant. The same sliding scale for exercise will apply for performance between 12 per cent and 20 per cent. If the performance target is not met by the fourth year, the relevant options will lapse.

Earnings per share was chosen as the appropriate measure of performance as it provides an absolute benchmark of the Company's performance and is therefore a suitable balance with the relative performance measurement used in the Company's long-term incentive plan.

The second proposal is for certain amendments to the Company's long-term incentive plan (LTIP). The main performance measure under the LTIP relates to the Company's total shareholder return or "TSR" (share price growth and reinvested dividends) over a three year period. The base share price used for TSR calculation purposes is currently the average price over the 12 month period immediately prior to the beginning of the financial year in which an award is made under the plan. This base share price is compared to the share price three years later, calculated as the average over the 12 month period immediately prior to the end of the three year performance period.

It is proposed that both of these averaging periods are reduced to three months and that the averaging takes place in the period immediately prior to the date of an award. The Remuneration Committee feels that this will create a much closer link to the Company's performance at the time awards are made, while mitigating the impact of share price volatility. It is also proposed that the same averaging period is used for calculating the maximum value of awards made to participants.

Shareholders are also asked to allow amendment to the LTIP rules to allow grants of awards within the 42 day period following approval at the Annual General Meeting referred to above. Further information on both proposals is contained in the notice of Annual General Meeting sent to shareholders with this Annual Report.

Previously, participants in the long term incentive plan did not receive grants of executive options. During the year, the Committee revised this approach and granted executive share options to participants in the long-term incentive plan (including Executive Directors). The Committee concluded that making only long-term incentive plan awards to the Company's most senior executives and only executive option grants to the next tier of management was potentially divisive because of the possibility of one group receiving different benefits to the other group in respect of the same performance by the Company. The Committee now intends that long-term incentive awards will also be made more widely within the Group in order that Executive Directors and senior executives receive a balance of share options and long-term incentive awards.

The Remuneration Committee and its Role
The Remuneration Committee consists of Mr Michael Lester (chairman), Sir Malcolm Bates, Mr William Korb, Mr Cary Nolan and Mr John Roques. All members of the Committee are Non-Executive Directors and considered to be independent. Mr Morton Mandel was a member of the Committee until his retirement from the Board on 12th June 2002.

The Chief Executive attends meetings of the Committee to discuss the performance of other executives and to make proposals where necessary, but is not present when his own position is discussed.

The Committee makes recommendations to the Board on the Group's framework of executive remuneration and its cost. The Committee determines the specific remuneration packages for Executive Directors and the other senior executives who form the Group Leadership Team.

During the year the Committee received advice from the Chief Executive in respect of the remuneration arrangements for other senior executives and from Mr Brian Lewis, Group HR Director, in respect of remuneration arrangements generally.

The Current Remuneration Package
The current elements of remuneration for Executive Directors and senior executives are as follows:

- **Salary and Benefits**
  The Committee reviews salaries each year taking account of Group and personal performance. The Committee also takes account of the levels of pay awarded elsewhere in the Group.

  The value of non-cash benefits for Executive Directors is included in the table of remuneration on page 43 and consists of a fully expensed car and life and health insurance. The value of these benefits is not pensionable, but is assessable to tax.

- **Short-Term Incentives**
  The Company operates an annual performance-related bonus scheme for Executive Directors and senior executives. The maximum bonus payment under the scheme is 100 per cent of base salary for Mr John Hirst and 70 per cent (60 per cent for the year ended 2nd February 2003) of base salary for Mr Andrew Fisher. To reach this maximum requires significant value creation by the Group as well as achievement of clearly defined individual objectives.

- **Long-Term Incentives**
  The Company operates a long-term incentive plan and the share option schemes described below.

Under the long-term incentive plan, Executive Directors and senior executives are awarded rights to acquire ordinary shares. Each award made under the plan is subject to performance conditions which will determine how many (if any) of the shares under the award the participant is entitled to acquire after the three year performance period. The maximum value of awards which can be made in any year to a participant is equal to 100 per cent of basic salary.

The main performance condition compares the growth of the Company's TSR over a three year period to that of the companies in the FTSE mid-250 Index (excluding investment trusts). The Company's ranking amongst the comparator companies determines the percentage of shares which a participant can acquire. No shares may be acquired where the Company's ranking is below median and, to acquire the full number of shares awarded, the Company must rank in the top quartile of the comparator group. Between these two points, vesting is on a straight-line basis, with 20 per cent of any award vesting where the Company's performance is at the median. Where performance over the three year period does not reach the median ranking, the relevant award lapses and there is no re-testing of performance.

In addition, shares can only be acquired under any award if the Committee is satisfied that the underlying performance of the Company during the performance period justifies the exercise of an award.

The performance condition was chosen as the Committee believes that TSR is an appropriate method of comparing the performance of the Company to that of its peers. The FTSE mid-250 Index (excluding investment trusts) was chosen as the comparator group as there are a limited number of companies which are directly comparable to the Company and the index was therefore felt to be a suitable yardstick of relative performance.

In assessing whether such performance condition has been met, the Committee will rely on calculations of the Company's TSR and that of the FTSE mid-250 Index carried out on their behalf by New Bridge Street Consultants. The requirement that the Committee must be satisfied that underlying performance of the Company during the performance period justifies the exercise of an award is intended to give the Committee a discretion to refuse to allow a particular exercise, notwithstanding the achievement of at least a median TSR ranking. The Committee's view is that such circumstances are likely to be exceptional and therefore they are difficult to determine before they have arisen. In addition, the Committee does not wish to limit its discretion in any way by attempting to pre-determine the circumstances in which it might be exercised. If the Committee exercised this discretion it would be in respect of all awards made on a particular date and not in respect of a particular individual or individuals.

Benefits under the plan are not pensionable.

The Company currently operates two executive share option schemes and has a savings related (SAYE) share option scheme. Benefits under these plans are not pensionable. As noted above, it is proposed to replace the executive share option schemes with a new share option scheme for which shareholder approval is being sought at the forthcoming Annual General Meeting of the Company.

Following the 1996 Finance Act, grants of Inland Revenue approved options are limited to a maximum value of £30,000 per participant and are made under the approved executive option scheme. Options in excess of £30,000 are granted under the unapproved executive scheme. Grants under both schemes are normally phased and the aggregate total option value for any individual is limited to four times remuneration.

Executive options granted after 13th March 2001 may not be exercised unless the growth in the Company's earnings per share (EPS) over a period of three consecutive financial years exceeds the growth in the UK Retail Price Index (RPI) over the same period by at least 9 per cent. For options granted after 20th June 1996, but before 14th March 2001, exercise is subject to the growth in EPS over three consecutive years exceeding the growth in RPI over the same period by at least 6 per cent. For options granted before 20th June 1996 EPS growth over three consecutive years must match the growth in RPI over the same period before options can be exercised. EPS was chosen as the appropriate measure of performance at the time the executive share option schemes were first introduced and is the most common measure used in traditional option schemes. The Company's EPS performance is reported quarterly in the Company's financial statements.

As noted, should the adoption of the new executive share option scheme be approved at the Company's Annual General Meeting, the new scheme will replace both the existing approved and unapproved executive share option schemes.

In common with all eligible employees of the Group, Executive Directors are entitled to participate in the Company's SAYE option scheme. These options are not subject to the satisfaction of a performance condition as this is an all employee scheme. Details of their interests in particular issues under the scheme during the year to 2nd February 2003 are set out in the table on page 44.

Pension Arrangements
The final salary section of the Premier Farnell UK Pension Scheme (the UK Scheme) was closed to new entrants during 1998. Employees who were entitled to final salary benefits as members of the UK Scheme at 31st December 1998 now receive benefits through a combination of final salary benefits funded by the UK Scheme and the Premier Farnell Corp. Master Pension Plan (the US Plan). In addition, contributions are made to the money purchase section within the UK Scheme. Employees joining the UK Scheme since 1st January 1999 are entitled to money purchase benefits only, and the UK Scheme is no longer "contracted out".

Mr John Hirst and Mr Andrew Fisher are each entitled to a combination of final salary and money purchase benefits under the arrangements set out above up to the limit of the Inland Revenue earnings cap (currently £97,200). Company contributions payable into the money purchase arrangement on their behalf amount to 18.5 per cent of the earnings cap for Mr Hirst and 14.3 per cent of the earnings cap for Mr Fisher, with each making an employee contribution equal to 3 per cent of the earnings cap.

The Company makes further contributions on behalf of Mr Hirst and Mr Fisher to unapproved schemes, determined by reference to the excess of their salaries over the earnings cap. The cost to the Company of these further contributions was £244,161 (2002: £142,840) for Mr Hirst and £72,697 (2002: £60,888) for Mr Fisher.

Relative Importance of Remuneration Elements
The Committee's view is that the performance related elements of the remuneration package for Executive Directors should be a significant element of the total. This serves to align the interests of such Directors with shareholders. Assuming full payment of all elements, more than two-thirds of the total remuneration of Executive Directors (ignoring pension contributions) would be performance related.

Service Contracts
In accordance with the Company's policy, both Mr Hirst and Mr Fisher have service contracts which are terminable by the Company and by the Executive on twelve months' notice. Mr Hirst's service contract, dated 13th November 1998, allows the Company to make a payment of salary in lieu of the whole or part of his notice period and Mr Fisher's contract, dated 24th November 1994, contains provisions entitling him to a payment equal to 12 months' salary and benefits in the event of early termination. The Company's policy is generally not to include a provision providing for payment of a fixed sum on termination and to endeavour to minimise any payment on early termination by insisting on mitigation of any loss. The provisions in Mr Fisher's contract were agreed as part of the reduction in his notice period from 24 months during 2001.

Non-Executive Directors
The fees for the Non-Executive Directors are determined by the Board as a whole. Business expenses are also reimbursed. In addition to the base fee, an additional £5,000 per annum is paid to the chairmen of the Audit and Remuneration Committees.

The Non-Executive Directors do not have contracts of service, but are appointed pursuant to letters of appointment. Such appointments are for a three-year term. It is normal that the appointment is renewed for a second three-year period. Thereafter, the Company's policy is for re-appointments to be on an annual basis. Non-Executive Directors are not eligible to participate in any incentive plans, share options schemes or Company pension arrangements and are not entitled to any payment in compensation for any early termination of their appointment.

The commencement dates for the current appointments of Non-Executive Directors are:

Sir Malcolm Bates	12th June 2002 (annual)
Sir Robert Horton	12th June 2002 (annual)
W Korb	21st January 2003 (three-year)
M Lester	4th August 2001 (three-year)
C Nolan	5th July 2002 (three-year)
D J S Roques	1st July 2002 (three-year)

All Directors' appointments are subject to approval of the shareholders in General Meeting, sought on a three-yearly basis.

Directors' Remuneration

	Salary or fees £000	Annual bonus £000	Other emoluments including benefits £000	Total emoluments 2003 £000	Total emoluments 2002 £000	Pension contributions 2003 £000	Pension contributions 2002 £000
Executive							
J R Hirst	356	225	25	606	349	262	160
A C Fisher	235	116	18	369	228	87	74
Non-executive							
Sir Malcolm Bates (Chairman)	100	–	–	100	100	–	–
Sir Robert Horton	35	–	–	35	26	–	–
W Korb (appointed 21st January 2003)	1	–	–	1	–	–	–
M Lester	28	–	–	28	26	–	–
M L Mandel (retired 12th June 2002)	10	–	–	10	26	–	–
C J Nolan	26	–	–	26	26	–	–
D J S Roques	28	–	–	28	26	–	–
P F Sullivan (retired 12th June 2002)	10	–	–	10	26	–	–
	829	341	43	1,213	833	349	234

No expense allowances chargeable to UK income tax were paid.

There were no amounts paid or receivable in respect of compensation for loss of office or in connection with the termination of any Director.

The following table sets out the final salary pension benefits accruing to the Executive Directors.

	Final salary pension accrued as at 2nd February 2003	Additional final salary pension earned during the year including inflation (excluding inflation)	Transfer value of final salary benefits as at 3rd February 2002 (A)	Transfer value of final salary benefits as at 2nd February 2003 (B)	(B-A) - Director's Contributions
	£ p.a.	£ p.a.	£	£	£
J R Hirst	6,030	1,172 (1,089)	50,319	42,328	(7,991)
A C Fisher	18,382	1,400 (1,111)	135,523	96,861	(38,662)

For each of the Directors the main terms applying to their final salary pensions are:

- Mr Hirst is aged 50 and Mr Fisher is aged 45
- payable from normal retirement age of 60
- the Directors do not make any contribution to the final salary pension arrangements
- spouse's pension of 50 per cent of the Director's pension payable on death
- pensions in payment increase in line with inflation, to a maximum of 5 per cent each year

The accrued final salary pension shown at 2nd February 2003 is the combined figure for the UK Scheme and US Plan defined benefit accruals and is the amount that the Director would be entitled to from normal retirement age if he left service at the end of the year.

The increase in final salary pension during the year is the increase over the figure disclosed in last year's accounts.

All transfer values have been calculated on the basis of actuarial advice. The transfer values of the accrued entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Director's final salary pension benefits. They do not represent sums payable to individual Directors and therefore they cannot be added meaningfully to annual remuneration.

The table above shows transfer values at the beginning and the end of the year. The decrease in transfer value is related to the substantial decline in equity markets. Members' contributions paid during the year were paid into the money purchase arrangement within the UK Scheme and as such are not included in the transfer value.

Directors' Interests

The interests of the Directors in the ordinary share capital of the Company at the beginning and end of the financial year are set out below. There have been no changes in the interests set out between the end of the financial year and 10th April 2003.

		2nd February 2003	3rd February 2002
Sir Malcolm Bates	– beneficial	**35,000**	35,000
A C Fisher	– beneficial	**80,000**	47,500
J R Hirst	– beneficial	**66,050**	36,050
Sir Robert Horton	– beneficial	**13,000**	13,000
W Korb	– beneficial	**10,000**	–
M Lester	– beneficial	**30,000**	10,000
C J Nolan	– beneficial	**7,000**	7,000
D J S Roques	– beneficial	**10,000**	10,000

In addition to the above beneficial interests in the Company's Ordinary Shares, the executive Directors are regarded for Companies Act purposes as being interested in 234,000 Ordinary Shares and 35,000 ADRs (representing 70,000 Ordinary Shares) held by the Premier Farnell Executive Trust. All employees (including Executive Directors) are potential beneficiaries of the trust, the purpose of which is to satisfy awards made pursuant to the Company's long-term incentive plan. It is not anticipated that any employee or Executive Director will be entitled to receive from the trust a greater number of shares than that to which they are entitled on exercise of awards made to them under the long-term incentive plan.

Share Options

	At 3rd February 2002	Granted	Exercised	Lapsed	**At 2nd February 2003**	Exercise Price	Exercise Period
J R Hirst	300,000	–	–	–	**300,000**	305p	2nd July 2001 to 2nd July 2008
	70,000	–	–	–	**70,000**	192p	31st March 2002 to 31st March 2009
	–	125,000	–	–	**125,000**	153p	21st October 2005 to 21st October 2012
A C Fisher	30,000	–	–	–	**30,000**	682p	16th May 2000 to 16th May 2007
	57,856	–	–	–	**57,856**	551p	19th May 1998 to 19th May 2005
	3,248	–	–	3,248*	**–**	531p	1st February 2002 to 31st July 2002
	73,000	–	–	–	**73,000**	192p	31st March 2002 to 31st March 2009
	–	75,000	–	–	**75,000**	153p	21st October 2005 to 21st October 2012

* SAYE Share Options which were not subject to any performance conditions. The other options listed above are executive options which are subject to the performance conditions described under the heading Long-Term Incentives above.

No price was paid for any option. There were no variations to the terms and conditions of any Director's options during the year.

The market price of the Company's shares at 2nd February 2003 was 174.5p (3rd February 2002: 273p) and the range during the year was 129p–356p.

Long-term Incentive Plan

Interests of Directors in the plan are:

	At 3rd February 2002	Awarded	Market price at date of award	Vested	Lapsed	**At 2nd February 2003**	End of performance period
J R Hirst	62,047	–	485.5	–	62,047	**–**	January 2003
	95,541	–	305	–	–	**95,541**	January 2004
	–	94,964	347.5	–	–	**94,964**	January 2005
A C Fisher	41,365	–	485.5	–	41,365	**–**	January 2003
	63,694	–	305	–	–	**63,694**	January 2004
	–	61,870	347.5	–	–	**61,870**	January 2005

The conditions for the vesting of an award made under the plan are described under the heading Long-Term Incentives above.

There were no variations made to the terms and conditions of any award during the year.

Performance graph

The graph below shows the total shareholder return for a holding of the Company's ordinary shares for the five financial years of the Company of which the year to 2nd February 2003 is the last. This is compared to the total shareholder return for a hypothetical holding in the FTSE mid-250 Index (excluding investment trusts). This was chosen as it is the index of which the Company is a constituent and the index used for the purposes of the long-term incentive plan. Total shareholder return is the growth in value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they are paid.


180
160
140
120
100
80
60
40
20
0
Value (£)
2nd February 1998
2nd February 1999
2nd February 2000
2nd February 2001
2nd February 2002
2nd February 2003
Premier Farnell
FTSE Mid-250 Index (excl. Investment Trusts)

Elements of report subject to audit

The information above under the headings Directors' Remuneration, Directors' Interests, Share Options and Long-term Incentive Plan is auditable. All other information provided in the Remuneration Report is not subject to audit.

Approved by the Board on 19th March 2003

Signed on behalf of the Board by

Michael Lester
Chairman of the Remuneration Committee

Corporate Governance

The Company is committed to high standards of corporate governance throughout the Group. The Board is accountable to the Company's shareholders for good governance and this statement describes how the principles identified in the Combined Code are applied by the Company.

The Board confirms that the Company now complies with all of the provisions set out in Section 1 of the Combined Code.

After the end of the accounting period the Board nominated the Company's Deputy Chairman as the senior independent Non-Executive Director. The Company's Remuneration Committee composition has complied with the Combined Code since Mr Mandel's retirement from the Board and the Committee in June 2002.

Directors

The Board consists of a Non-Executive Chairman, five other Non-Executive Directors and two Executive Directors. All of the Non-Executive Directors are considered by the Board to be independent.

Biographies of the Board members appear on page 27. These indicate the high level and broad range of experience that they possess. Appropriate training for new and existing Directors is constantly kept under review and provided where necessary.

The role of the Board is to maximise the long-term performance of the Group through the development of a strategy designed to create shareholder value. The Board reviews strategic issues on a regular basis and exercises control over the performance of each operating company within the Group by agreeing budgetary targets and monitoring performance against those targets.

The roles of the Chairman and Group Chief Executive are separate and clearly defined. The Group Chief Executive is responsible for the executive management of the Group's business while the Chairman, who has no executive management responsibilities, runs the Board.

The Board has five scheduled meetings each year and others as required. The Board has a schedule of matters reserved to it for decision, including major capital expenditure, significant investments or disposals and treasury policy. In certain areas, specific responsibility is delegated to committees of the Board within defined terms of reference.

The principal terms of reference of the Audit, Remuneration, Nominations and Organisation and Management Development Committees are set out on page 47. The membership of the Committees appears on page 27.

There is an agreed procedure for Directors to take independent professional advice at the Company's expense if necessary in the performance of their duties. This is in addition to the access which every Director has to the Company Secretary. The Company Secretary is charged by the Board with ensuring that Board procedures are followed.

To enable the Board to function effectively and assist Directors to discharge their responsibilities, full and timely access is given to all relevant information. In the case of Board meetings, this consists of a comprehensive set of papers, including regular business progress reports and discussion documents regarding specific matters. In addition, individual Directors meet with senior management and are encouraged to make periodic site visits, including overseas where appropriate. Senior managers are regularly invited to Board meetings and make business presentations.

Potential appointments of both Executive and Non-Executive Directors to the Board are considered by the Nominations Committee. The Nominations Committee consults with Executive Directors when considering appointments and a range of candidates is considered before any appointment is made. The Remuneration Committee will consider any remuneration package before it is offered to a potential appointee.

Any Director appointed during the year is required, under the provisions of the Company's articles of association, to retire and seek election by shareholders at the next Annual General Meeting. The articles also require that every Director must retire and seek re-election at least every three years.

Full details of Directors' remuneration and a statement of the Company's remuneration policy are set out in the Remuneration Report appearing on pages 40 to 45.

Each Executive Director abstains from any discussion or voting at full Board meetings on Remuneration Committee recommendations where the recommendations have a direct bearing on his own remuneration package. The details of each Executive Director's individual package are fixed by the Committee in line with the policy adopted by the full Board.

Communication with Stakeholders

The Company places a great deal of importance on communication with its stakeholders.

There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. In 1999, the Company introduced quarterly financial reporting in order to improve the level of information available to all shareholders. All Company announcements are published on the Company's web-site, together with presentation material.

All ordinary shareholders have the opportunity to ask questions at the Company's Annual General Meeting and the Group Chief Executive makes a business presentation summarising the progress of the Group during the year. The chairmen of the Audit, Remuneration and Nominations Committees are available to take questions at the meeting.

As discussed in the Directors' Report, employee communication is given high priority. This has included the establishment of a European Works Council.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Audit and Internal Control

The primary role of the Audit Committee is to keep under review the Group's financial and other systems and controls and its financial reporting procedures. In fulfilling this role, the Committee receives and reviews work carried out by the internal and external auditors and their findings. The Company's internal audit department works to an annual programme developed in consultation with the Committee, as well as covering specific matters arising during the year.

The Committee keeps the scope and cost effectiveness of both the internal and external audit functions under review. The independence and objectivity of the external auditors is also considered on a regular basis, with particular regard to the level of non-audit fees. The split between audit and non-audit fees for the year to 2nd February 2003 and information on the nature of the non-audit fees incurred appear in note 4 to the Financial Statements. The non-audit fees were paid principally in respect of assurance work (including taxation) and are considered by the Committee not to affect the independence or objectivity of the auditors. The Committee has recently resolved that the external auditors' appointment will be subject to biannual review. The senior audit partner at the Group's external auditors is rotated every five years. During the year the Committee also adopted a formal policy on the provision of non-audit services by the auditors. This policy prohibits the provision of certain services and requires that others are subject to prior approval.

Throughout the year, the Group has been in full compliance with the Combined Code provisions on internal control.

The Board has overall responsibility for the Group's system of internal controls and risk management. The Audit Committee reviews and monitors the system's effectiveness on behalf of the Board, while responsibility for the system rests with the Executive Directors. The system includes an ongoing process for identifying, evaluating and managing significant business risks. However, any system can provide only reasonable and not absolute assurance of meeting internal control objectives.

The Company is subject to the requirements of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers. This US legislation requires, amongst other things, annual certifications to be included within, or attached to, the Company's annual report on Form 20-F, which is filed with the US Securities and Exchange Commission. As part of the process for ensuring that such certifications can be made, a new executive management committee, the Disclosure and Risk Committee, has been formed. The Disclosure and Risk Committee has subsumed within its terms of reference the functions previously carried out by the Risk Committee, as well as taking responsibility for reviewing disclosures made by the Company to regulators and the investment community. As part of this expanded role, the Disclosure and Risk Committee monitors and reviews disclosure and risk management processes and reports to the Audit Committee. The Audit Committee considers these reports, alongside other reports from the internal audit department and the external auditors, to arrive at a balanced assessment of control effectiveness across the Group.

The Audit Committee reports on its assessment to the Board, so that the Board can reach its own informed view on control effectiveness.

The statement of the Directors' responsibility in relation to the accounts appears on page 74.

Summary Terms of Reference of Board Committees

- **Audit**
  Review the Company's financial and other systems and controls and the Company's financial reporting.
- **Remuneration**
  Make recommendations to the Board on the Company's framework of executive remuneration. Determine remuneration packages for Executive Directors and other Senior executives.
- **Nominations**
  Make recommendations to the Board on the appointment of Directors. Keep the composition of the Board under review.
- **Organisation and Management Development**
  Review the Group's policies for ensuring that its management resource at senior levels across the Group and the organisation and development of such resource are compatible with the longer term needs of the Group.

Consolidated Profit and Loss Account
Financial year ended 2nd February 2003

	Notes	2003 (52 weeks) £m	2002 (53 weeks) (restated) £m	2003 (52 weeks) $m	2002 (53 weeks) (restated) $m
Turnover	1	759.0	806.4	1,161.3	1,153.2
Cost of sales		(447.0)	(473.2)	(683.9)	(676.7)
Gross profit		312.0	333.2	477.4	476.5
Net operating expenses	1				
– before amortisation of goodwill		(229.1)	(244.8)	(350.5)	(350.1)
– amortisation of goodwill		(2.6)	(1.5)	(4.0)	(2.1)
Total net operating expenses		(231.7)	(246.3)	(354.5)	(352.2)
Operating profit	1				
– before amortisation of goodwill		82.9	88.4	126.9	126.4
– amortisation of goodwill		(2.6)	(1.5)	(4.0)	(2.1)
Total operating profit		80.3	86.9	122.9	124.3
Loss on disposal of businesses	2	(4.8)	(11.0)	(7.4)	(15.7)
Net interest payable	3	(15.7)	(15.9)	(24.0)	(22.8)
Profit before taxation	4	59.8	60.0	91.5	85.8
Taxation	6	(18.2)	(21.4)	(27.9)	(30.6)
Profit after taxation		41.6	38.6	63.6	55.2
Preference dividends (non-equity)	8	(10.8)	(26.1)	(16.5)	(37.3)
Profit attributable to ordinary shareholders		30.8	12.5	47.1	17.9
Ordinary dividends (equity)	8	(32.6)	(24.5)	(49.9)	(35.0)
Retained loss for the year	21	(1.8)	(12.0)	(2.8)	(17.1)
Earnings per share	9				
Basic and diluted		9.3p	4.6p	$0.142	$0.066
Earnings per share before amortisation of goodwill and disposals	9				
Basic and diluted		11.2p	9.2p	$0.171	$0.132

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the year of 1.53 (2002: 1.43).

There is no material difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

All of the Group's turnover and operating profit relates to continuing operations.

The expense classification in the consolidated profit and loss account has been restated to reflect the way in which management measure the performance of the Group. Further details are given in the Statement of Accounting Policies on page 52.

Statement of Total Recognised Gains and Losses
Financial year ended 2nd February 2003

	2003 (52 weeks) £m	2002 (53 weeks) £m
Profit after taxation	41.6	38.6
Currency translation adjustments	(0.3)	(1.3)
Total recognised gains for the year	41.3	37.3
Prior year adjustment on adoption of FRS 19	–	16.2
Total recognised gains since last Annual Report	41.3	53.5

Consolidated Balance Sheet

At 2nd February 2003

	Notes	2003 £m	2002 £m	*2003 $m*	*2002 $m*
Fixed assets					
Intangible assets	10	**48.5**	51.1	***79.5***	*72.0*
Tangible assets	11	**112.9**	114.1	***185.2***	*160.9*
Investments	12	**0.2**	0.5	***0.3***	*0.7*
		161.6	165.7	***265.0***	*233.6*
Current assets					
Stocks	13	**147.8**	152.9	***242.4***	*215.6*
Debtors – due within one year	14	**121.8**	132.1	***199.8***	*186.2*
– due after more than one year	14	**82.2**	87.0	***134.8***	*122.7*
Cash at bank and in hand		**29.6**	28.1	***48.5***	*39.6*
		381.4	400.1	***625.5***	*564.1*
Creditors – due within one year	16	**(254.7)**	(168.6)	***(417.7)***	*(237.7)*
Net current assets		**126.7**	231.5	***207.8***	*326.4*
Total assets less current liabilities		**288.3**	397.2	***472.8***	*560.0*
Creditors – due after more than one year	17	**(141.5)**	(241.5)	***(232.1)***	*(340.5)*
Provisions for liabilities and charges	18	**(43.3)**	(44.2)	***(71.0)***	*(62.3)*
		103.5	111.5	***169.7***	*157.2*
Capital and reserves					
Called up share capital	19	**25.9**	41.5	***42.4***	*58.5*
Share premium account	21	**19.2**	4.4	***31.5***	*6.2*
Capital redemption reserve	21	**0.6**	–	***1.0***	*–*
Profit and loss account	21	**57.8**	65.6	***94.8***	*92.5*
Shareholders' funds	22	**103.5**	111.5	***169.7***	*157.2*
Shareholders' funds comprise:					
Equity interests		**(23.2)**	(375.2)	***(38.1)***	*(529.0)*
Non-equity interests		**126.7**	486.7	***207.8***	*686.2*
		103.5	111.5	***169.7***	*157.2*

The translation of sterling into US dollars has been presented for convenience purposes only using the year-end exchange rate of 1.64 (2002: 1.41).

Approved by the Board on 19th March 2003.

Sir Malcolm Bates
Chairman

Company Balance Sheet
At 2nd February 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Investments	12	**623.9**	624.3
Current assets			
Debtors – due within one year	14	**0.8**	1.0
– due after more than one year	14	**322.8**	363.2
		323.6	364.2
Creditors – due within one year	16	**(29.4)**	(52.4)
Net current assets		**294.2**	311.8
Total assets less current liabilities		**918.1**	936.1
Creditors – due after more than one year	17	**(183.9)**	(151.2)
		734.2	784.9
Capital and reserves			
Called up share capital	19	**25.9**	41.5
Share premium account	21	**19.2**	4.4
Capital redemption reserve	21	**0.6**	–
Merger reserve	21	**0.6**	0.6
Profit and loss account	21	**687.9**	738.4
Shareholders' funds	22	**734.2**	784.9
Shareholders' funds comprise:			
Equity interests		**607.5**	298.2
Non-equity interests		**126.7**	486.7
		734.2	784.9

Approved by the Board on 19th March 2003.

Sir Malcolm Bates
Chairman

Consolidated Statement of Cash Flows

Financial year ended 2nd February 2003

	Notes	2003 (52 weeks) £m	2002 (53 weeks) £m	*2003 (52 weeks) $m*	*2002 (53 weeks) $m*
Net cash inflow from operating activities	24	**92.0**	107.1	***140.8***	*153.2*
Returns on investments and servicing of finance					
Interest received		**0.6**	1.3	***0.9***	*1.9*
Interest paid		**(16.4)**	(16.9)	***(25.1)***	*(24.2)*
Dividends paid on preference shares (non-equity)		**(10.8)**	(26.1)	***(16.5)***	*(37.3)*
Net cash outflow from returns on investments and servicing of finance		**(26.6)**	(41.7)	***(40.7)***	*(59.6)*
Taxation paid		**(12.7)**	(27.4)	***(19.4)***	*(39.2)*
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(24.9)**	(24.8)	***(38.1)***	*(35.5)*
Sale of tangible fixed assets		**1.7**	1.3	***2.6***	*1.9*
Purchase of own ordinary shares	12	**–**	(0.6)	***–***	*(0.9)*
Net cash outflow from capital expenditure and financial investment		**(23.2)**	(24.1)	***(35.5)***	*(34.5)*
Acquisitions and disposals					
Purchase of subsidiary undertaking		**–**	(66.0)	***–***	*(94.4)*
Purchase of minority interest		**–**	(0.3)	***–***	*(0.4)*
Disposal of subsidiary undertakings	23	**3.3**	27.5	***5.0***	*39.3*
Net cash inflow/(outflow) from acquisitions and disposals		**3.3**	(38.8)	***5.0***	*(55.5)*
Equity dividends paid		**(28.1)**	(24.5)	***(43.0)***	*(35.0)*
Cash inflow/(outflow) before use of liquid resources and financing		**4.7**	(49.4)	***7.2***	*(70.6)*
Management of liquid resources					
Decrease in short term deposits with banks		**–**	16.3	***–***	*23.3*
Financing					
Issue of ordinary shares	19	**0.7**	0.2	***1.1***	*0.3*
Purchase of own preference shares	19	**(8.3)**	–	***(12.7)***	*–*
Preference share conversion costs	19	**(0.9)**	–	***(1.4)***	*–*
New bank loans		**29.1**	48.0	***44.5***	*68.6*
Repayment of bank loans		**(23.0)**	(11.0)	***(35.2)***	*(15.7)*
Net cash (outflow)/inflow from financing		**(2.4)**	37.2	***(3.7)***	*53.2*
Increase in cash		**2.3**	4.1	***3.5***	*5.9*

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the year of 1.53 (2002: 1.43).

Reconciliation of net debt:			
Opening net debt		**(236.4)**	(179.2)
Increase in cash		**2.3**	4.1
Decrease in short term deposits		**–**	(16.3)
Increase in debt		**(6.1)**	(37.0)
Exchange movement		**31.0**	(8.0)
Closing net debt	24	**(209.2)**	(236.4)

Statement of Accounting Policies

Basis of Accounting
The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the more important Group accounting policies, which the Directors consider to be the most appropriate for the Group and, with the exception of the expense classification referred to below, have been applied consistently, is set out below.

Basis of Consolidation
The consolidated accounts incorporate the accounts of the Company and each of its subsidiary undertakings for the financial year ended 2nd February 2003 (52 weeks). Results of subsidiary undertakings acquired or disposed of are consolidated from or up to the date on which control passes. The financial results for the financial year ended 3rd February 2002 comprised a 53 week period.

Expense Classification
The expense classification in the consolidated profit and loss account has been restated to reflect the way in which management measure and monitor the performance of the Group with respect to gross profit and operating expenses. Expenses are now classified as follows:

Cost of sales comprises the cost of goods delivered to customers including the net cost of freight, packaging and inventory adjustments.

Distribution costs represent all operating company expenses including sales, marketing, product and purchasing, warehousing, information technology and e-commerce.

Administrative expenses comprise the cost of central head office and the Group Board.

Management consider that the above classification of costs is the most appropriate given the nature of the business.

In prior years, distribution costs comprised gross freight costs, administrative expenses were as defined above, and all other costs were treated as cost of sales.

The effect of this change on the prior year results is as follows:

	As previously reported £m	Reclassification £m	As restated £m
Turnover	806.4	–	806.4
Cost of sales	(676.6)	203.4	(473.2)
Total net operating expenses	(42.9)	(203.4)	(246.3)
Total operating profit	86.9	–	86.9

Goodwill
Goodwill, comprising the amount by which the consideration for acquisitions exceeds the fair value of the net assets acquired, is capitalised and amortised through the profit and loss account on a straight line basis over its estimated useful life, as follows:

Buck & Hickman: 20 years.

As permitted by FRS10, Goodwill and Intangible Assets, goodwill arising on acquisitions prior to 1998 remains written off against reserves. Such goodwill would be charged in the profit and loss account on subsequent disposal of the related business.

Goodwill arising on acquisitions is reviewed for impairment in accordance with FRS10 and FRS11, Impairment of Fixed Assets and Goodwill, at the end of the first full year after an acquisition and in other years if events or changes in circumstances indicate that the carrying value may not be recoverable, any impairment being charged to the profit and loss account.

Tangible Fixed Assets and Depreciation
Fixed assets are stated at cost. Interest is not capitalised.

With the exception of motor vehicles, which are depreciated on a reducing balance basis at 25% per annum, depreciation is calculated to write off the cost of individual fixed assets from the time they become operational by equal annual instalments over their estimated useful lives, which are principally as follows:

Plant and equipment: between 5 and 10 years.
Computer equipment: between 3 and 5 years.
Freehold buildings: 50 years.
No depreciation is provided on freehold land.

Financial Instruments
Gains and losses on forward foreign exchange contracts, entered into as hedges of future purchases and sales denominated in foreign currency, are carried forward and taken to the profit and loss account on maturity to match the underlying transactions.

Amounts payable or receivable in respect of interest rate hedges are recognised as adjustments to interest payable or receivable over the life of the hedge.

Stocks
Stocks are stated at the lower of cost and net realisable value. Provision is made against slow moving and obsolete stock based on analysis of historical data.

Deferred Taxation
Full provision is made, on an undiscounted basis, for deferred taxation resulting from timing differences between profits computed for taxation purposes and profits stated in the accounts to the extent that there is an obligation to pay more tax in the future as a result of the reversal of those timing differences.

Deferred tax assets are recognised to the extent they are expected to be recoverable.

Pensions and Similar Obligations
The Group operates defined benefit and defined contribution schemes. Pension schemes are accounted for in accordance with SSAP 24. Accordingly, the expected cost of providing pension benefits under defined benefit schemes and other post-retirement benefits is amortised in the profit and loss account over the period benefiting from the employees' services. Costs with respect to defined contribution schemes are charged to the profit and loss account as they fall due.

The Group has adopted the transitional arrangements of FRS17, Retirement Benefits, details of which are given in note 27.

Foreign Exchange
The results of overseas subsidiary undertakings are translated into sterling at the average exchange rate ruling during the year. Foreign currency assets and liabilities are translated into sterling at the rates of exchange ruling at the balance sheet date. Gains or losses arising in the ordinary course of business are dealt with in arriving at operating profit. Those arising on the translation of the assets and liabilities of overseas subsidiary undertakings, together with the exchange differences arising when the profit and loss accounts are translated at average rates and compared to the rate ruling at the balance sheet date, are dealt with as movements in reserves.

Turnover and Revenue Recognition
Turnover comprises the value of sales to outside customers, excluding value added and sales taxes. Turnover is recognised when the risks and rewards of ownership have passed to the customer.

Catalogue and Advertising Costs
Catalogue costs are expensed over the life of the catalogue up to a maximum period of one year. Advertising costs are expensed as incurred.

Leased Assets
Payments under operating leases are charged to the profit and loss account as they fall due.

Long Term Incentive Plan
The consolidated profit and loss account includes the costs relating to the Premier Farnell Performance Share Plan and the consolidated and Company balance sheets include the appropriate assets and liabilities of the plan. Shares in the Company, held by the trust established to administer the plan, are shown as fixed asset investments and are amortised over the performance period of the plan to which they relate. Where options over shares are awarded to executives, the value of the expected award is amortised on a straight line basis over the performance period to which the award relates.

Investments in Subsidiary Undertakings
Investments in subsidiary undertakings are included at cost. Provision is made where, in the opinion of the directors, a permanent diminution in value has occurred.

Notes to the Accounts

1) Segmental Information

1) Turnover, Operating Profit and Net Operating Assets
a) Business Segments

	Turnover		Operating Profit		Net Operating Assets	
	2003 (52 weeks) £m	2002 (53 weeks) £m	**2003 (52 weeks) £m**	2002 (53 weeks) £m	**2003 £m**	2002 £m
Marketing and Distribution Division						
Americas	**311.6**	373.7	**33.0**	38.4	**123.9**	136.6
Europe and Asia Pacific	**348.6**	314.5	**42.2**	40.2	**139.6**	138.7
	660.2	688.2	**75.2**	78.6	**263.5**	275.3
Amortisation of goodwill*	**–**	–	**(2.6)**	(1.5)	**–**	–
	660.2	688.2	**72.6**	77.1	**263.5**	275.3
Industrial Products Division	**98.8**	118.2	**15.2**	17.7	**25.8**	40.1
Head Office costs	**–**	–	**(7.5)**	(7.9)	**–**	–
	759.0	806.4	**80.3**	86.9	**289.3**	315.4

b) Geographical Segments by Origin

	Turnover		Operating Profit		Net Operating Assets	
	2003 (52 weeks) £m	2002 (53 weeks) £m	**2003 (52 weeks) £m**	2002 (53 weeks) £m	**2003 £m**	2002 £m
Americas	**375.3**	456.9	**45.8**	52.9	**116.4**	168.3
UK	**251.6**	215.5	**36.4**	34.1	**132.1**	112.7
Rest of World	**132.1**	134.0	**8.2**	9.3	**40.8**	34.4
Head Office costs	**–**	–	**(7.5)**	(7.9)	**–**	–
Amortisation of goodwill (UK)*	**–**	–	**(2.6)**	(1.5)	**–**	–
	759.0	806.4	**80.3**	86.9	**289.3**	315.4

*Amortisation of capitalised goodwill is in respect of the acquisition of Buck & Hickman in 2002 (Europe and Asia Pacific segment).

The geographical analysis of turnover by destination is not significantly different from that shown above.

2) Reconciliation of Net Operating Assets with Net Assets is as follows:

	2003 £m	2002 £m
Net operating assets	**289.3**	315.4
Net debt	**(209.2)**	(236.4)
Goodwill	**48.5**	51.1
Pension fund prepayment	**82.2**	87.0
Tax, dividends and other	**(107.3)**	(105.6)
Net assets	**103.5**	111.5

3) Net Operating Expenses

	2003 £m	2002 (restated) £m
Distribution costs	**220.5**	236.0
Administrative expenses	**10.1**	9.4
Research and development expenditure	**1.1**	0.9
	231.7	246.3

Administrative expenses in 2003 include amortisation of goodwill of £2.6 million (2002: £1.5 million).

Research and development expenditure is charged to the profit and loss account as incurred.

2) Loss on Disposal of Businesses

	2003 £m	2002 £m
Loss/(gain) on net assets sold (net of costs)	**2.3**	(14.6)
Goodwill previously eliminated against reserves	**2.6**	25.6
Loss on disposal of businesses in the year (note 23)	**4.9**	11.0
Deferred consideration received from 2002 disposals	**(0.1)**	–
Loss on disposal of businesses	**4.8**	11.0

On 28th June 2002, the Company sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of £4.3 million.

In the period up to disposal, this business contributed £5.4 million (2002: £15.3 million) of sales and incurred an operating loss of £0.1 million (2002: operating profit £0.4 million). The cash flows from this business in the period up to disposal were not significant.

A tax credit of £0.9 million arose on the disposal (2002: nil).

3) Net Interest Payable

	2003 £m	2002 £m
Interest receivable on short-term deposits	**(0.6)**	(1.3)
Interest payable on bank overdrafts and loans repayable within 5 years	**16.2**	17.0
Interest payable on loans repayable after 5 years	**0.1**	0.2
	15.7	15.9

4) Profit Before Taxation

Profit before taxation is stated after charging/(crediting):

	2003 £m	2002 £m
Amortisation of goodwill	**2.6**	1.5
Depreciation	**16.3**	15.7
Gain on sale of fixed assets	**(0.5)**	(1.5)
Restructuring costs	**0.6**	1.6
Performance Share Plan	**–**	1.2
Operating lease rentals		
Plant and machinery	**3.6**	3.1
Other	**6.1**	5.1
Fees paid to the Group's auditors		
Statutory audit	**0.5**	0.4
Further assurance services	**0.1**	–
Tax services	**0.2**	0.1
Other non-audit services	**0.1**	–

The audit fees and fees for further assurance services paid to the Group's auditors shown above include £0.1 million (2002: £0.1 million) in respect of the Company.

Tax and other fees paid to the Group's auditors are in respect of assignments carried out on a worldwide basis. It is the Group's policy to employ PricewaterhouseCoopers LLP on assignments additional to their statutory duties where their expertise and experience of the Group are important, or where they are awarded assignments on a competitive basis. PricewaterhouseCoopers LLP are not engaged in assignments that are prohibited under rules introduced pursuant to the US Sarbanes-Oxley Act 2002.

Tax services are in respect of tax compliance and tax advice in a number of territories.

Other non-audit services provided included £0.1 million (2002: £nil) in respect of advice on the implementation of share option and long term incentive schemes.

In the year ended 3rd February 2002, £0.1 million of fees were capitalised as part of the acquisition of Buck & Hickman. No fees were capitalised in the year ended 2nd February 2003.

5) Employees and Directors

	2003 £m	2002 £m
Staff costs during the year were as follows:		
Wages and salaries	**119.5**	127.3
Social security costs	**18.6**	19.7
Other pension costs	**(4.4)**	(5.3)
	133.7	141.7

The average number of persons employed was as follows:

	2003 Number	2002 Number
Marketing and Distribution Division		
Americas	**1,654**	1,858
Europe and Asia Pacific	**2,306**	2,031
	3,960	3,889
Industrial Products Division	**991**	1,243
Head Office	**43**	42
	4,994	5,174

Directors' remuneration
A detailed analysis of directors' remuneration, including salaries, performance-related bonuses and long-term incentives, is provided under the headings Directors' Remuneration, Directors' Interests and Share Options in the Remuneration Report on pages 40 to 45. The total remuneration of the directors comprises:

	2003 £m	2002 £m
Aggregate emoluments	**1.2**	0.8
Company contributions to money purchase pension schemes	**0.4**	0.3
	1.6	1.1

Number of directors to whom retirement benefits are accruing under a defined benefit scheme and a money purchase scheme	**2**	2

Details of the highest paid director are given on page 43, under the heading Directors' Remuneration.

6) Taxation

	2003 £m	2002 £m
UK corporation tax at 30% (2002: 30%):		
Current tax for the year	**13.5**	11.3
Current tax in respect of prior years	**(0.7)**	(0.3)
Overseas corporate tax:		
Current tax for the year	**2.6**	1.4
Current tax in respect of prior years	**0.1**	(1.2)
Deferred taxation:		
Current year	**3.1**	9.4
Prior year	**(0.4)**	0.8
	18.2	21.4

The taxation charge for 2003 is net of a credit of £0.9 million arising from the disposal of businesses (2002: nil).

The rate of the current tax charge on profits before goodwill amortisation and loss on disposal of businesses is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2003 %	2002 %
Standard rate of UK tax	**30.0**	30.0
Impact of overseas losses and utilisation thereof	**–**	0.1
Overseas tax rates	**0.6**	1.5
Timing differences	**(4.0)**	(14.1)
Other current year items	**(1.3)**	(0.2)
Prior year items	**(0.9)**	(1.9)
Effective rate of tax	**24.4**	15.4

7) Premier Farnell plc – Profit and Loss Account

Premier Farnell plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. The profit for the financial year dealt with in the accounts of the Company is £1.2 million (2002: £5.6 million).

8) Dividends

	2003 £m	2002 £m
Preference (non-equity)		
Paid July 2002 (July 2001)	**7.5**	13.1
Paid January 2003 (January 2002)	**3.3**	13.0
	10.8	26.1
Ordinary (equity)		
Interim paid of 4.0p (2002: 4.0p) per share	**14.5**	10.9
Final proposed of 5.0p (2002: 5.0p) per share	**18.1**	13.6
	32.6	24.5

9) Earnings Per Share

Basic earnings per share are based on the profit attributable to ordinary shareholders for the year and the weighted average number of ordinary shares in issue during the year, excluding those shares held by the Premier Farnell Executive Trust (note 12). For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

	Earnings 2003 £m	**Basic and diluted per share amount 2003 pence**	Earnings 2002 £m	Basic and diluted per share amount 2002 pence
Profit attributable to ordinary shareholders	**30.8**	**9.3**	12.5	4.6
Loss on disposal of businesses	**4.8**	**1.4**	11.0	4.0
Tax attributable to disposal of businesses	**(0.9)**	**(0.3)**	–	–
Amortisation of goodwill	**2.6**	**0.8**	1.5	0.6
Profit attributable to ordinary shareholders before disposals and amortisation of goodwill	**37.3**	**11.2**	25.0	9.2

	Number	Number
Weighted average number of shares	**331,570,659**	271,879,752
Dilutive effect of share options	**850,520**	1,007,168
Diluted weighted average number of shares	**332,421,179**	272,886,920

Earnings per share		
Basic	**9.3p**	4.6p
Diluted	**9.3p**	4.6p

Earnings per share before amortisation of goodwill and disposals		
Basic	**11.2p**	9.2p
Diluted	**11.2p**	9.2p

Adjusted earnings per share (i.e. before amortisation of goodwill and loss on disposal of businesses) have been provided in order to facilitate year on year comparison.

10) Intangible Fixed Assets

Group	Goodwill £m
Cost	
At 4th February 2002 and 2nd February 2003	**52.6**
Amortisation	
At 4th February 2002	1.5
Charge for the year	2.6
At 2nd February 2003	**4.1**
Net book amount	
At 2nd February 2003	**48.5**
At 3rd February 2002	51.1

11) Tangible Fixed Assets

Group	Freehold land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 4th February 2002	81.0	135.9	216.9
Additions	0.2	25.4	25.6
Disposals	–	(9.2)	(9.2)
Businesses sold	(2.4)	(5.5)	(7.9)
Currency translation adjustment	(5.9)	(10.6)	(16.5)
At 2nd February 2003	**72.9**	**136.0**	**208.9**
Depreciation			
At 4th February 2002	26.2	76.6	102.8
Charge for the year	1.1	15.2	16.3
Disposals	–	(7.7)	(7.7)
Businesses sold	(2.0)	(4.2)	(6.2)
Currency translation adjustment	(2.8)	(6.4)	(9.2)
At 2nd February 2003	**22.5**	**73.5**	**96.0**
Net book amount			
At 2nd February 2003	**50.4**	**62.5**	**112.9**
At 3rd February 2002	54.8	59.3	114.1

Plant and equipment includes computer hardware and software with a cost of £87.0 million (2002: £78.8 million) and accumulated depreciation of £43.2 million (2002: £40.3 million).

Capital commitments authorised and contracted at 2nd February 2003 amounted to £3.2 million (2002: £10.6 million).

12) Fixed Asset Investments

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Shares in subsidiary undertakings	**–**	–	**623.7**	623.8
Interests in own shares	**0.2**	0.5	**0.2**	0.5
	0.2	0.5	**623.9**	624.3

1) Shares in subsidiary undertakings

	£m
Company	
At 4th February 2002	623.8
Currency revaluation adjustment	(0.1)
At 2nd February 2003	**623.7**

The principal trading subsidiary undertakings of Premier Farnell plc are as follows:

	Country of incorporation and operation
Farnell Electronic Components Ltd	UK
Farnell Electronic Components Pty Ltd	Australia
Farnell Electronic Components Limited	New Zealand
Farnell Electronic Components GmbH	Germany
Farnell Danmark AS	Denmark
Oy Farnell (Finland) AB	Finland
Farnell Components AB	Sweden
Farnell AG	Switzerland
Farnell Components (Ireland) Limited	Eire
Farnell (France) SAS	France
Farnell (Netherlands) BV	Netherlands
Farnell do Brasil Ltda	Brazil
Farnell Components Pte Ltd	Singapore
Farnell Components (M) SDN BHD	Malaysia
Farnell Components (HK) Ltd	Hong Kong
Farnell Components SL	Spain
Farnell Italia SRL	Italy
Farnell (Belgium) NV	Belgium
Combined Precision Components PLC	UK
Buck & Hickman Limited	UK
Newark Corporation (formerly D-A Lubricant Company Inc)	USA
Newark Electronics Corporation	USA
MCM Electronics Inc	USA
Premier Farnell LLC	USA
Premier Farnell Canada Limited (formerly Premier Fastener Limited)	Canada
NV Premier Industrial Belgium SA	Belgium
Premier Industrial Deutschland GmbH	Germany
Premier Industrial Holland BV	Holland
Premier Industrial France SARL	France
Premier Industrial Italia Srl	Italy
Premier Industrial (UK) Ltd	UK
Premierco España SL	Spain
Premier Farnell Electronics de Mexico SRL	Mexico
TPC Wire & Cable de Mexico SRL	Mexico

All of the above are wholly owned.

Companies incorporated in the UK are registered in England.

All companies are involved in distribution activities. Premier Farnell LLC is also involved in manufacturing activities.

A full list of subsidiary undertakings will be annexed to the Company's next annual return.

Note 12 continued

2) Interests in own shares

	£m
Group and Company	
Cost	
At 4th February 2002 and 2nd February 2003	**1.1**
Amortisation	
At 4th February 2002	0.6
Charge for the year	0.3
At 2nd February 2003	**0.9**
Net book amount	
At 2nd February 2003	**0.2**
At 3rd February 2002	0.5

The Premier Farnell Executive Trust acquires ordinary shares and ADRs (each ADR representing 2 ordinary shares) in the open market in order to meet anticipated obligations under the Premier Farnell Performance Share Plan. The cost of these shares is being amortised over the performance period of the plan to which they relate. The costs of administering the plan are charged to the profit and loss account of the Company. The Trustees have waived the right to receive dividends in respect of the ordinary shares and ADRs held by the Trust. At 2nd February 2003 and 4th February 2002, the Trust held 234,000 ordinary shares and 35,000 ADRs (representing 70,000 ordinary shares) with a total nominal value of £15,200. The market value of these shares at 2nd February 2003 was £533,000 (3rd February 2002: £835,000).

13) Stocks

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Raw materials	**1.8**	2.5	**–**	–
Work in progress	**3.8**	3.8	**–**	–
Finished goods and goods for resale	**142.2**	146.6	**–**	–
	147.8	152.9	**–**	–

14) Debtors

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Amounts falling due within one year:				
Trade debtors	**104.5**	111.6	**–**	–
Deferred tax asset (note 18)	**–**	–	**0.3**	0.2
Other debtors	**5.9**	4.8	**0.3**	0.2
Prepayments and accrued income	**11.4**	15.7	**0.2**	0.6
	121.8	132.1	**0.8**	1.0
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	**–**	–	**322.8**	363.2
Pension fund prepayment (note 27)	**82.2**	87.0	**–**	–
	82.2	87.0	**322.8**	363.2

15) Financial Instruments and Derivatives

An explanation of the Group's objectives, policies and strategies in the use of derivatives and other financial instruments is included in the Finance Director's Review under the heading Treasury Operations on page 33. The following detailed disclosures with regard to the use of financial instruments and derivatives exclude short term trade debtors and creditors where permitted by FRS13.

1) Foreign Currency Risk

The Group hedges transactions primarily related to the purchase and sale of inventories denominated in foreign currencies through foreign exchange forward contracts. These contracts reduce currency risk from exchange rate movements with respect to these transactions and cash flows. Gains and losses are deferred and accounted for as part of the underlying transactions.

The Group does not hedge profit translation exposure, unless there is a corresponding cashflow, since such hedges provide only a temporary deferral of the effects of movements in exchange rates. Similarly, whilst a significant proportion of the Group's borrowings are denominated in US dollars, the Group does not specifically hedge all of its long-term investments in overseas assets. This has resulted in currency translation losses, amounting to £0.3 million and £1.3 million in the years ended 2nd February 2003 and 3rd February 2002, respectively, being charged to reserves in relation to the translation of overseas assets.

At 2nd February 2003 the gross notional amount of foreign exchange forward contracts, all of which had maturities of less than one year, totalled £14.0 million (2002: £2.9 million) and can be analysed as follows:

Commitments to sell foreign currency

	Sterling equivalent		Unrecognised/deferred gains and (losses)	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Euros	**11.6**	–	**(0.1)**	–
Australian dollars	**2.4**	2.9	**–**	–
Other currencies	**–**	–	**–**	–
	14.0	2.9	**(0.1)**	–

The increase in the gross notional amount of forward foreign exchange contracts compared to last year end reflects variations in the timing of entering into contracts.

The unrecognised/deferred gains and losses in respect of foreign exchange forward contracts are estimated by reference to the amounts that the Group would receive or pay to terminate the contracts based on year end rates.

During the financial year, the Group has not used any other financial instruments to hedge trading foreign exchange rate exposures.

The Group's primary translation exposure relates to the relative values of the pound sterling and US dollar. Although the US business generates significant US dollar trading cash flows, the Group's borrowings are predominantly US dollar denominated. Following the conversion of a significant proportion of the Group's US dollar denominated preference shares into ordinary shares during the year, the US dollar dividend obligations are substantially reduced. However, management anticipates that the ongoing US dollar interest obligations and US dollar trade payments in the UK will continue to preclude the need to enter into any significant hedging of US dollar cash flows.

At 2nd February 2003 the Group had the equivalent of £3.6 million (2002: £4.9 million) of (predominantly Euro denominated) net financial assets in non-functional currencies in relation to which future movements in foreign currencies could have a limited impact on consolidated profit.

Note 15 continued

2) Interest Rate Risk

The Group finances its operations through a combination of retained cash flow, equity and non-equity shares and bank borrowings. Procedures are in place to monitor and manage interest rate risk with derivatives being entered into when considered appropriate by management.

Financial liabilities

The maturity profile of the Group's borrowings is as follows:

	Fixed £m	Floating £m	2003 Total £m	Fixed £m	Floating £m	2002 Total £m
Due within one year	94.6	2.7	97.3	–	23.0	23.0
Due between one and two years	0.2	–	0.2	109.9	–	109.9
Due between two and five years	94.8	44.0	138.8	109.9	17.0	126.9
Due over five years	1.5	1.0	2.5	–	4.7	4.7
	191.1	47.7	238.8	219.8	44.7	264.5

The Group's borrowings are denominated in US dollars with the exception of the floating rate debt due within five years of £46.7 million which is denominated in sterling.

The Group has multi currency bilateral bank facilities of £125 million, which are committed until 2006. The facilities carry a LIBOR based floating rate of interest. At the year end, £44 million was drawn on these facilities (2002: £37 million).

The weighted average interest rate attributable to fixed rate borrowings was 7.1% (2002: 7.1%) and the weighted average duration of fixed rate borrowings was 2.9 years (2002: 3.9 years).

Since the year end, the Group has raised $225 million (£137 million) of new funding in the private placement market, principally in order to refinance the 7.0% Senior Notes repayable in June 2003. These comprise $66 million of 7 year private placement notes and $159 million of 10 year private placement notes at fixed interest rates of 5.3% and 5.9%, respectively.

Non-equity shares

A proportion of the Group's share capital is attributable to non-equity interests, in the form of cumulative convertible redeemable preference shares.

The rights and restrictions attaching to the preference shares are described in note 19 to the accounts.

Financial assets

Cash at bank and in hand of £29.6 million (2002: £28.1 million) relates principally to overnight deposits and current account balances in various currencies held in trading operations worldwide. All significant balances earn interest based on local market rates appropriate for the currency concerned.

3) Fair value of financial instruments

An analysis of the fair values and book values of the Group's financial instruments is provided below.

	Book value 2003 £m	Fair value 2003 £m	Book value 2002 £m	Fair value 2002 £m
Assets				
Cash at bank and in hand	29.6	29.6	28.1	28.1
Debtors due after more than one year (pension fund prepayment)	82.2	82.2	87.0	87.0
	111.8	111.8	115.1	115.1
Liabilities and derivatives				
Due within one year	(97.3)	(98.6)	(23.0)	(23.0)
Due in more than one year	(141.5)	(150.0)	(241.5)	(248.2)
Commitments to sell foreign currency	–	(0.1)	–	–
	(238.8)	(248.7)	(264.5)	(271.2)
Non-equity interests	(126.7)	(89.5)	(486.7)	(387.3)

Note 15 continued

The fair value of borrowings is based on estimates of the current fixed interest rates available for debt of the same remaining maturity.

4) Credit Risk

The Group monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its forward exchange contracts and does not anticipate non-performance by the counterparties. The Group would not realise a material loss in the event of non-performance by counterparties. At 2nd February 2003, neither the Group nor the counterparties were required to collateralise their respective obligations under these financial instruments.

16) Creditors – Due Within One Year

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Bank overdrafts (unsecured)	**2.7**	3.0	**6.2**	8.5
Unsecured loans (note 17)	**94.6**	20.0	**–**	20.0
Trade creditors	**49.3**	33.8	**–**	–
Corporate taxes	**43.4**	40.2	**1.5**	6.3
Payroll and other taxes including social security	**5.9**	6.2	**0.2**	–
Other creditors	**13.8**	23.8	**1.2**	2.6
Accruals and deferred income	**26.9**	28.0	**2.2**	1.4
Proposed ordinary dividend	**18.1**	13.6	**18.1**	13.6
	254.7	168.6	**29.4**	52.4

17) Creditors – Due After More Than One Year

	Group 2003 £m	Group 2002 £m	**Company 2003 £m**	Company 2002 £m
Unsecured loans	**141.5**	241.5	**41.0**	17.0
Amounts owed to subsidiary undertakings	**–**	–	**142.9**	134.2
	141.5	241.5	**183.9**	151.2
Unsecured loans comprise:				
Bank loans	**44.0**	37.0	**41.0**	37.0
7.0% US dollar Guaranteed Senior Notes payable 2003	**94.5**	109.9	**–**	–
7.2% US dollar Guaranteed Senior Notes payable 2006	**94.5**	109.9	**–**	–
Other loans	**3.1**	4.7	**–**	–
	236.1	261.5	**41.0**	37.0
Less: amount due within one year	**(94.6)**	(20.0)	**–**	(20.0)
	141.5	241.5	**41.0**	17.0
Bank overdrafts and unsecured loans are repayable as follows:				
Within one year	**97.3**	23.0	**6.2**	28.5
Between one and two years	**0.2**	109.9	**–**	–
Between two and five years	**138.8**	126.9	**41.0**	17.0
After five years	**2.5**	4.7	**–**	–
	238.8	264.5	**47.2**	45.5

Details of the Group's borrowing facilities are given in note 15.

18) Provisions for Liabilities and Charges

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Deferred taxation	**36.6**	37.7	**–**	–
Overseas post-retirement obligations	**5.2**	5.0	**–**	–
Dilapidation costs	**1.5**	1.5	**–**	–
	43.3	44.2	**–**	–
1) Deferred taxation				
At beginning of year	**37.7**	27.1	**(0.2)**	–
Charge/(credit) in the year	**2.7**	10.2	**(0.1)**	(0.2)
Currency translation adjustment	**(3.8)**	0.4	**–**	–
Provision/(asset) at end of year	**36.6**	37.7	**(0.3)**	(0.2)
Deferred tax provisions/(assets) comprise:				
Accelerated capital allowances	**13.5**	15.1	**–**	–
Short-term timing differences	**(7.6)**	(10.4)	**(0.3)**	(0.2)
Pension prepayment	**30.7**	33.0	**–**	–
	36.6	37.7	**(0.3)**	(0.2)

No provision has been made for deferred UK taxation and foreign withholding taxes relating to unremitted earnings of overseas subsidiaries where remittance of these earnings is not anticipated in the foreseeable future.

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
2) Overseas post-retirement obligations (note 27)				
At beginning of year	**5.0**	4.8	**–**	–
Increase in year	**1.0**	–	**–**	–
Currency translation adjustment	**(0.8)**	0.2	**–**	–
At end of year	**5.2**	5.0	**–**	–
3) Dilapidation costs				
At beginning of year	**1.5**	–	**–**	–
Acquisition	**–**	1.5	**–**	–
At end of year	**1.5**	1.5	**–**	–

Provision for dilapidation costs represents the estimated cost of dilapidation work on leased properties prior to the properties being vacated at the end of their lease term. The average length of the remaining lease term on these properties is 13 years.

19) Called Up Share Capital

	Company 2003 Nominal value £m	Company 2002 Nominal value £m
Authorised		
Attributable to equity interests		
500,000,000 ordinary shares of 5p each (2002: 429,000,000)	25.0	21.5
Attributable to non-equity interests		
32,000,000 cumulative convertible redeemable preference shares of £1 each (2002: 32,000,000)	32.0	32.0
	57.0	53.5
Allotted, called up and fully paid		
Ordinary shares of 5p each (equity interests)		
At 4th February 2002 (272,244,295 shares)	13.6	13.6
Preference share conversion (89,838,310 shares)	4.5	–
Allotted under share option schemes (355,625 shares)	–	–
At 2nd February 2003 (362,438,230 shares)	18.1	13.6
Cumulative convertible redeemable preference shares of £1 each (non-equity interests)		
At 4th February 2002 (27,946,255 shares)	27.9	27.9
Preference share conversion (19,530,070 shares)	(19.5)	–
Preference share purchase and cancellation (643,964 shares)	(0.6)	–
At 2nd February 2003 (7,772,221 shares)	7.8	27.9

Capital restructuring
On 13th May 2002 shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion of 4.6 ordinary shares for each preference share. This compares to the normal conversion rate of approximately 2.1 ordinary shares for each preference share. The right to exercise this special conversion expired on 24th June 2002 for US holders and on 26th June 2002 for UK holders. Holders of preference shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those preference shares converted of 19.8 pence for each sterling preference share converted and $0.30 for each US preference share converted. Costs in respect of this restructuring amounted to £0.9 million.

As a result of the special conversion right, 19,530,070 preference shares were converted into 89,838,310 ordinary shares.

In addition, on 3rd and 4th July 2002 the Company purchased and cancelled a total of 643,964 of its own preference shares at a cost of £8.3 million.

Allotments during the year
On various dates during the year allotments were made under the Company's Executive Share Option Schemes totalling 355,625 ordinary shares (nominal value: £17,781) for a cash consideration of £655,425.

The rights and restrictions attaching to the US$1.35 cumulative convertible redeemable preference shares of £1 each (the "US preference shares") and, following a changeover, 89.2p cumulative convertible redeemable preference shares of £1 each (the "sterling preference shares" and, together with the US preference shares, the "preference shares") are as follows:

1) Currency
Holders of preference shares are entitled to receive a preferential dividend, a distribution on a winding up and a payment on redemption. Holders of US preference shares receive such payments in US dollars. Holders of sterling preference shares receive such payments in sterling.

2) Changeover
A holder of US preference shares may serve notice on the Company requiring that some or all of his US preference shares be changed to sterling preference shares.

3) Income
a) Each holder has a right to receive a fixed cumulative preferential dividend at the rate of US$1.35 per annum for every £1 of nominal value for the US preference shares and at the rate of 89.2p per annum for every £1 of nominal value for the sterling preference shares. Dividends on the US and sterling preference shares are payable half-yearly in arrears in equal amounts, on 26th January and 26th July.

b) The fixed cumulative preferential dividends payable in respect of the US preference shares and sterling preference shares are paid in priority to any dividend payable to the holders of ordinary shares and in priority to or *pari passu* with the holders of any other class of preference shares in the capital of the Company.

c) If a holder of US preference shares has elected to changeover his US preference shares to sterling preference shares then the fixed cumulative preferential dividend and any arrears payable after the changeover date will be paid at the sterling rate set out above.

4) Conversion
a) Each holder of US preference shares and sterling preference shares is entitled to convert all or any of his fully paid preference shares into fully paid ordinary shares at the rate of 10.3432p in nominal amount of ordinary share capital for every £1 in nominal amount of preference share capital so converted (the "conversion rate").

Note 19 continued

b) The preference shares may be converted on any date at the option of the holder on and from the date of issue up to and including 22nd April 2016.

c) If at any time 75 per cent or more of all the preference shares have been converted into ordinary shares (but assuming, for this purpose only, that any preference shares which have been converted into ordinary shares pursuant to the special conversion right referred to above had never been issued or converted), the Company may give written notice to the remaining holders of US preference shares and sterling preference shares to convert the remaining US preference shares and sterling preference shares into ordinary shares.

d) The conversion rate may be subject to adjustment if, *inter alia,* the Company makes an issue of ordnary shares by way of capitalisation of profits or reserves, a rights issue or another offer to ordinary shareholders or if there is a change of control in the Company following a take-over offer or if a capital distribution is made.

5) Redemption
The Company shall (subject to any statutory restrictions) on 29th April 2016 redeem all the US preference shares in issue at US$25 for every £1 of nominal value and all the sterling preference shares in issue at £16.518 for every £1 of nominal value.

6) Voting
Each preference share entitles the holder to receive notice of but not to attend or vote at general meetings of the Company save in limited circumstances. Subject to being entitled to vote on any resolution, each holder of preference shares has one vote on a show of hands and on a poll every such holder has one vote for every ordinary share to which he would be entitled on conversion of his preference shares.

7) Winding Up
Subject to the rights attached to any shares issued on any special terms and conditions, on a return of capital on a winding-up of the Company the assets available for distribution will be applied, first, in paying to each holder of a preference share any arrears and accruals of the preferential dividend; second, in repaying US$25 for every £1 of nominal value for the US preference shares and £16.518 for every £1 of nominal value for the sterling preference shares; third, in repaying the capital paid up on each ordinary share; and fourth, in distributing the remainder rateably among the members of the Company according to the amounts paid up on their respective holdings of shares in the Company, each preference share being treated for this purpose as if converted at the conversion rate applicable into fully paid ordinary shares immediately prior to the commencement of the winding-up.

20) Share Options

During the year options were exercised on 333,125 5p ordinary shares at 192p and on 22,500 5p ordinary shares at 193p, under the terms of the 1984 Senior Executive Share Option Scheme (as subsequently amended).

At 2nd February 2003, the aggregate number of shares covered by options is 7,527,593 (2002: 6,122,841) and the total consideration of £19.0 million (2002: £18.9 million) is made up as follows:

Date of grant	Number of shares outstanding	Option price	Total consideration £m
May 1993	51,799	356p	0.2
May 1995	110,452	551p	0.6
November 1995	10,519	631p	0.1
November 1996	212,398	682p	1.4
November 1996	220,000	688p	1.5
May 1997	65,000	682p	0.4
July 1998	300,000	305p	0.9
March 1999	1,754,875	192p	3.4
July 1999	25,000	245p	0.1
December 1999	45,000	368p	0.2
April 2000	654,350	425p	2.8
June 2000	30,000	468p	0.1
September 2000	65,000	513p	0.3
December 2000	50,000	377p	0.2
July 2001	40,000	249p	0.1
September 2001	1,231,250	193p	2.4
January 2002	29,000	320p	0.1
April 2002	50,000	337p	0.2
October 2002	2,473,250	153p	3.8
December 2002	59,700	199p	0.1
January 2003	40,000	175p	0.1
January 2003	10,000	199p	–
	7,527,593		19.0

Both approved and unapproved executive share options are exercisable between three and ten years from the date of grant.

21) Reserves

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
Group				
At 4th February 2002	4.4	–	–	65.6
Retained loss for the year	–	–	–	(1.8)
Premium on issue of ordinary shares	0.7	–	–	–
Purchase of own preference shares	–	0.6	–	(8.3)
Preference share conversion	15.0	–	–	–
Preference share conversion costs	(0.9)	–	–	–
Goodwill reinstated on disposal of businesses	–	–	–	2.6
Currency translation adjustment	–	–	–	(0.3)
At 2nd February 2003	**19.2**	**0.6**	**–**	**57.8**
Company				
At 4th February 2002	4.4	–	0.6	738.4
Retained loss for the year	–	–	–	(42.2)
Premium on issue of ordinary shares	0.7	–	–	–
Purchase of own preference shares	–	0.6	–	(8.3)
Preference share conversion	15.0	–	–	–
Preference share conversion costs	(0.9)	–	–	–
Currency translation on investments	–	–	–	(0.1)
Other currency translation adjustments	–	–	–	0.1
At 2nd February 2003	**19.2**	**0.6**	**0.6**	**687.9**

Cumulative goodwill arising on acquisition of subsidiary undertakings which are still part of the Group and which was charged directly against reserves of the Group amounted to £1,594.0 million at 2nd February 2003 (2002: £1,596.6 million).

22) Reconciliation of Movements in Shareholders' Funds

	Group 2003 (52 weeks) £m	Group 2002 (53 weeks) £m	**Company 2003 (52 weeks) £m**	Company 2002 (53 weeks) £m
Profit after taxation	**41.6**	38.6	**1.2**	5.6
Dividends – preference	**(10.8)**	(26.1)	**(10.8)**	(26.1)
– ordinary	**(32.6)**	(24.5)	**(32.6)**	(24.5)
	(1.8)	(12.0)	**(42.2)**	(45.0)
New share capital subscribed	**0.7**	0.2	**0.7**	0.2
Purchase of own preference shares	**(8.3)**	–	**(8.3)**	–
Preference share conversion costs	**(0.9)**	–	**(0.9)**	–
Goodwill reinstated on disposal of businesses	**2.6**	25.6	**–**	–
Currency translation on investments	**–**	–	**(0.1)**	(15.9)
Other currency translation adjustments	**(0.3)**	(1.3)	**0.1**	15.9
Net change in shareholders' funds	**(8.0)**	12.5	**(50.7)**	(44.8)
Shareholders' funds at the beginning of the year	**111.5**	99.0	**784.9**	829.7
Shareholders' funds at the end of the year	**103.5**	111.5	**734.2**	784.9
Shareholders' funds comprise:				
Equity interests	**(23.2)**	(375.2)	**607.5**	298.2
Non-equity interests	**126.7**	486.7	**126.7**	486.7
	103.5	111.5	**734.2**	784.9

Non-equity interests reflect the redemption cost of the cumulative convertible preference shares.

23) Disposals

Details of businesses disposed of during the year are given in note 2.

	2003 £m	2002 £m
Tangible fixed assets	1.7	4.2
Stocks	2.1	7.3
Debtors/creditors	1.8	1.1
Goodwill previously eliminated against reserves	2.6	25.6
	8.2	38.2
Net consideration (see below)	(3.3)	(27.2)
Loss on disposal (note 2)	4.9	11.0
Cash consideration	4.3	34.2
Disposal costs	(1.0)	(7.0)
Net consideration	3.3	27.2

24) Notes to the Consolidated Statement of Cash Flows

1) Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Operating profit	80.3	86.9
Depreciation charge (net of gain on disposals)	15.8	14.1
Amortisation of goodwill	2.6	1.5
Net pension credit	(6.8)	(6.7)
(Increase)/decrease in stocks	(9.0)	9.3
Decrease in debtors	0.8	29.7
Increase/(decrease) in creditors	8.3	(27.7)
Net cash inflow from operating activities	92.0	107.1

2) Analysis of changes in net debt

	Cash at bank and in hand £m	Bank overdraft £m	Debt due within one year £m	Debt due after one year £m	Net cash/(debt) £m
At 4th February 2002	28.1	(3.0)	(20.0)	(241.5)	(236.4)
Increase in cash	2.0	0.3	–	–	2.3
Decrease/(increase) in debt	–	–	19.9	(26.0)	(6.1)
Other changes	–	–	(98.7)	98.7	–
Exchange movement	(0.5)	–	4.2	27.3	31.0
At 2nd February 2003	29.6	(2.7)	(94.6)	(141.5)	(209.2)

25) Contingent Liabilities

The Company has guaranteed the loans of certain subsidiary undertakings which, at 2nd February 2003, amounted to £189.0 million (2002: £219.8 million).

26) Operating Leases

	Land and buildings		Other assets	
	2003 £m	2002 £m	2003 £m	2002 £m
The Group has annual commitments under operating leases which expire:				
Within one year	0.7	0.8	0.9	0.5
Between two and five years	3.2	3.5	2.7	3.4
After five years	1.8	1.6	–	–
	5.7	5.9	3.6	3.9

27) Pension Commitments and Other Post-Retirement Obligations

1) Pensions

The Group operates pension plans throughout the world covering the majority of its employees. These plans are devised in accordance with local conditions and practices in the countries concerned and include defined contribution and defined benefit schemes. The assets of the plans are generally held in separately administered trusts. The contributions to the plans are assessed in accordance with independent actuarial advice principally using the projected unit method of valuation.

The Group's two principal plans operate in the UK and the US. Further disclosures of these plans are set out below:

	UK Plan	US Plan
Last valuation date	6th April 1999 £m	31st October 2002 £m
Market value of investments at last valuation date	**55.7**	**112.6**
Regular pension cost	**–**	**2.2**
Interest on prepaid asset	**–**	**(6.9)**
Amortisation of variation	**0.1**	**(2.2)**
Total pension cost/(credit)	**0.1**	**(6.9)**
Level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities	**104%**	**279%**

The principal assumptions used in the actuarial valuation of the UK Plan were an average projected investment return of 8.5% per annum, salary inflation of 6.0% per annum and pension increases of 3.5% per annum. For the US Plan, the principal actuarial assumptions were an average projected investment return of 8.5% per annum and salary inflation of 5.0% per annum.

Variations from regular cost are spread over the remaining service lives of current employees in the plans.

The final salary section of the UK Plan was closed to new entrants in 1998 as a result of which, under the projected unit method, the current service cost of the scheme will increase as the members of the scheme approach retirement. Members at that date now receive benefits funded through a combination of the US Plan and the UK Plan, including contributions to the money purchase section within the UK Plan. Employees joining the UK Plan since 1 January 1999 are entitled to money purchase benefits only.

An asset of £82.2 million (2002: £87.0 million) is included in debtors, representing the excess of the actuarial value of the assets over the accrued service liabilities of the US Plan.

The April 2002 actuarial valuation of the UK Plan is in the process of being finalised. This is expected to show a funding level of 94% as a result of the fall in equity market values. As a consequence, the total pension cost for the UK Plan, under SSAP 24, for the year ending 1st February 2004, will be £0.8 million.

Disclosures in accordance with Financial Reporting Standard ("FRS") 17, Retirement Benefits

The following information is provided for disclosure purposes only in accordance with FRS17. Pension costs have been recognised in these accounts in line with Statement of Standard Accounting Practice No. 24, Accounting for Pension Costs, as described above.

The financial assumptions at 2nd February 2003 used to calculate liabilities under FRS17 were as follows:

	UK Plan 2003 % pa	UK Plan 2002 % pa	**US Plan 2003 % pa**	US Plan 2002 % pa
Inflation	**2.30**	2.50	**2.30**	2.50
Rate of increase in salaries	**3.80**	4.00	**3.80**	4.00
Rate of increase in pensions	**2.30**	2.50	**2.30**	2.50
Discount rate	**5.50**	5.75	**6.50**	7.00

The market value of assets and the expected rate of return at 2nd February 2003 were:

	UK Plan Long-term expected rate of return 2003 % pa	**UK Plan Value 2003 £m**	**US Plan Long-term expected rate of return 2003 % pa**	**US Plan Value 2003 £m**	UK Plan Long-term expected rate of return 2002 % pa	UK Plan Value 2002 £m	US Plan Long-term expected rate of return 2002 % pa	US Plan Value 2002 £m
Equities	**8.9**	**25.0**	**8.9**	**107.1**	7.9	31.5	7.9	156.6
Bonds	**4.5**	**18.2**	**–**	**–**	5.0	21.2	–	–
Cash	**4.0**	**0.1**	**–**	**–**	–	–	4.5	1.8
Average return/Total	**7.0**	**43.3**	**8.9**	**107.1**	6.8	52.7	7.9	158.4

Note 27 continued

Disclosures in accordance with Financial Reporting Standard ("FRS") 17, Retirement Benefits (continued)

The funding position at 2nd February 2003 in accordance with FRS17 was as follows:

	UK Plan 2003 £m	US Plan 2003 £m	Total 2003 £m	UK Plan 2002 £m	US Plan 2002 £m	Total 2002 £m
Total market value of assets	43.3	107.1	150.4	52.7	158.4	211.1
Present value of plan liabilities	(58.0)	(57.7)	(115.7)	(61.2)	(69.1)	(130.3)
(Deficit)/surplus in the plan	(14.7)	49.4	34.7	(8.5)	89.3	80.8
Related deferred tax asset/(liability)	4.4	(18.7)	(14.3)	2.6	(33.8)	(31.2)
Net pension (liability)/asset	(10.3)	30.7	20.4	(5.9)	55.5	49.6

Analysis of amounts charged to the profit and loss account in respect of defined benefit schemes for the year ended 2nd February 2003:

(i) Amounts charged to operating profit

	UK Plan £m	US Plan £m	Total £m
Current service cost	0.3	2.7	3.0
Past service cost	–	0.7	0.7
Total operating charge	0.3	3.4	3.7
(ii) Amounts credited to exceptional items			
Gain on curtailments	–	0.3	0.3
(iii) Amounts credited/(charged) to other finance income			
Expected return on pension scheme assets	3.5	11.4	14.9
Interest cost on pension scheme liabilities	(3.5)	(4.4)	(7.9)
Net return	–	7.0	7.0

Movements in (deficit)/surplus during the year:

	UK Plan £m	US Plan £m	Total £m
(Deficit)/surplus at 4th February 2002	(8.5)	89.3	80.8
Current service cost	(0.3)	(2.7)	(3.0)
Past service cost	–	(0.7)	(0.7)
Gain on curtailments	–	0.3	0.3
Other finance income	–	7.0	7.0
Total loss recognised in the statement of total recognised gains and losses	(5.9)	(43.8)	(49.7)
(Deficit)/surplus at 2nd February 2003	(14.7)	49.4	34.7

Analysis of amount recognised in the statement of total recognised gains and losses:

	UK Plan £m	US Plan £m	Total £m
Actual return less expected return on pension scheme assets	(10.6)	(37.6)	(48.2)
Experience gains and losses arising on scheme liabilities	5.2	7.1	12.3
Changes in the assumptions underlying the present value of the scheme	(0.5)	(2.6)	(3.1)
Actuarial loss recognised in the statement of total recognised gains and losses	(5.9)	(33.1)	(39.0)
Currency translation adjustment	–	(10.7)	(10.7)
Total loss recognised in the statement of total recognised gains and losses	(5.9)	(43.8)	(49.7)

History of experience gains and losses:

	UK Plan 2003	US Plan 2003	Total 2003
Difference between the actual and expected return on scheme assets:			
Amount (£m)	(10.6)	(37.6)	(48.2)
Percentage of scheme assets	24.5%	35.1%	32.0%
Experience gain on scheme liabilities			
Amount (£m)	5.2	7.1	12.3
Percentage of the present value of scheme liabilities	9.0%	12.3%	10.6%
Actuarial loss recognised in statement of total recognised gains and losses			
Amount (£m)	(5.9)	(33.1)	(39.0)
Percentage of the present value of scheme liabilities	10.2%	57.4%	33.7%

Note 27 continued

Disclosures in accordance with Financial Reporting Standard ("FRS") 17, Retirement Benefits (continued)

Reported net assets and profit and loss reserve can be reconciled to amounts in accordance with FRS17 as follows:

	Net assets 2003 £m	Profit and loss reserve 2003 £m	Net assets 2002 £m	Profit and loss reserve 2002 £m
As reported	103.5	57.8	111.5	65.6
Pension asset in accordance with SSAP 24	(82.2)	(82.2)	(87.0)	(87.0)
Associated deferred tax liability	30.7	30.7	33.0	33.0
As reported excluding pension asset and associated deferred tax liability	52.0	6.3	57.5	11.6
Net pension asset in accordance with FRS17	20.4	20.4	49.6	49.6
Amounts in accordance with FRS17	72.4	26.7	107.1	61.2

2) Post-retirement medical benefits

In the US, the Group provides unfunded post-retirement medical benefits to certain US employees. The method of accounting for these obligations is similar to that used to account for pension obligations. The principal assumptions used in the most recent actuarial valuation undertaken at 2nd February 2003 were a discount rate of 8.0% per annum and healthcare costs increasing by 9.0% per annum in the short term, reducing to an increase of approximately 5.0% per annum in the longer term. At 2nd February 2003, the provision for post-retirement medical benefits based on this valuation was £5.2 million (2002: £5.0 million).

Disclosures in accordance with Financial Reporting Standard ("FRS") 17, Retirement Benefits

The following information is provided for disclosure purposes only in accordance with FRS 17.

The financial assumptions at 2nd February 2003 used to calculate liabilities for post-retirement medical benefits under FRS 17, were as follows:

Discount rate	8.0%
Medical inflation	9.0% decreasing by 0.5% each year to 5.0% over eight years

Analysis of amounts charged to the profit and loss account in respect of post-retirement medical benefits for the year ended 2nd February 2003:

	2003 £m
Amounts charged to operating profit – current service cost	0.2
Amounts charged to other finance income – interest cost on liabilities	0.4

Movements in deficit during the year:	2003 £m
Obligation at 4th February 2002	(5.3)
Contributions paid	0.4
Current service cost	(0.2)
Finance cost	(0.4)
Total loss recognised in the statement of total recognised gains and losses	(0.3)
Obligation at 2nd February 2003	**(5.8)**

Analysis of amount recognised in the statement of total recognsied gains and losses:	2003 £m
Experience loss on liabilities	(0.1)
Loss on change of assumptions	(1.0)
Actuarial loss recognised in the statement of total recognised gains and losses	(1.1)
Currency translation adjustment	0.8
Total loss recognised in the statement of total recognised gains and losses	**(0.3)**

History of experience gains and losses:	2003
Experience loss on liabilities	(0.1)
Percentage of liabilities	1.7%
Actuarial loss recognised in the statement of total recognised gains and losses	(1.1)
Percentage of liabilities	19.0%

Had the provision for post-retirement medical benefits been calculated in accordance with FRS 17, reported net assets and the profit and loss reserve, as at 2nd February 2003, would have been reduced by £0.4 million.

28) Related Party Transactions

The Company has taken advantage of the exemption under FRS8, Related Party Transactions, from disclosing transactions between the Company and other group undertakings as all such transactions have been eliminated fully on consolidation in these financial statements.

29) Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP)

The Group accounts are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

Goodwill and Intangible Assets

Under UK GAAP, prior to the introduction of FRS10 "Goodwill and Intangible Assets" in 1998 which requires goodwill and intangible assets to be capitalised and amortised over their estimated useful economic lives, goodwill arising on acquisitions was permitted to be written off against retained earnings. Since the introduction of FRS10, goodwill arising on acquisitions is capitalised and amortised over its estimated useful economic life which, in the case of Buck & Hickman, is 20 years. Goodwill arising on acquisitions is reviewed for impairment at the end of the first full year after an acquisition and in other years if events or changes in circumstances indicate that the carrying value may not be recoverable.

Under US GAAP, prior to the introduction of FAS 142, "Goodwill and Other Intangible Assets", goodwill and other identifiable intangible assets were capitalised and amortised over their estimated useful lives. Accordingly, on the acquisition of Premier in 1996, £596 million of the excess purchase consideration over net asset value was recorded as a customer list intangible asset with the remaining £1,193 million recorded as goodwill. The customer list was being amortised over 20 years, and goodwill amortised over 40 years.

On the acquisition of Buck and Hickman in July 2001, £21.3 million of the excess purchase consideration over net asset value was recorded as a definite lived customer list intangible asset, £8.2 million recognised as an indefinite lived intangible asset, with the remaining £23.1 million recognised as goodwill.

The Company adopted FAS 142 in full on 4 February 2002. FAS 142 requires that goodwill and indefinite lived intangible assets are no longer amortised, but instead assessed annually for impairment. Definite lived intangible assets continue to be amortised over their estimated useful lives. FAS 142 requires intangible assets to be reassessed as either definite lived or indefinite lived intangible assets on the date of adoption of the standard. Accordingly, the Company continued to recognise the Premier customer list as a definite lived intangible asset with no change in the estimated useful life. Similarly, the customer list intangible asset and the trademark intangible asset recognised on the acquisition of Buck and Hickman continued to be recognised as definite lived and indefinite lived intangible assets, respectively, with no change in the estimated useful life of the customer list.

The impact of adopting FAS 142 has been to cease goodwill amortisation of approximately £31 million per annum, resulting in a goodwill balance subject to impairment testing of £1,112.9 million as of 4 February 2002.

The Company performed its transitional goodwill impairment test as required by the standard as of 4 February 2002, being the adoption date, and on 31 July 2002, being the date the Company has elected for each subsequent annual impairment test.

The result of the transitional impairment test was the recognition of goodwill impairment of £728.0 million, which in accordance with the transitional provisions of the standard, has been recorded as a cumulative effect change in accounting principle.

The indefinite lived trademark intangible asset was tested for impairment in accordance with the standard although no impairment was indicated.

The differing treatment of goodwill under US GAAP may also give rise to a different profit or loss being recorded in the income statement on the subsequent disposal of a business.

Deferred Taxation

Under FRS 19, "Deferred Tax", accounting for deferred tax under UK GAAP is now largely consistent with US GAAP. The principal difference recognised in the reconciliation below relates to deferred tax liabilities provided against intangible assets recorded under US GAAP on acquisition which are not separately identifiable under UK GAAP and for which no deferred tax liability is recorded.

Interest Rate Hedging Instruments

Under UK GAAP amounts payable or receivable under an interest rate hedging swap, which incorporates an embedded written option, are accounted for over the life of the swap on an accruals basis; whereas, under US GAAP, the written option element is accounted for separately from the host contract on the balance sheet at a mark to market valuation, with changes in this valuation taken to the profit and loss account as they arise.

Pension Costs

The key differences between UK GAAP (SSAP24) and US GAAP in relation to defined benefit pension plans are:

- Under UK GAAP plan assets are valued using a discounted income valuation. US GAAP requires plan assets to be measured at market-related value.
- Under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transitional asset and the costs of past service benefit improvements are separately tracked, with aggregated gains and losses amortised only if outside a 10% corridor.

Under US GAAP, an additional liability is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets. An intangible asset is recognised when the additional liability is recorded and is adjusted as the additional liability changes. However, the recorded intangible asset is limited to the amount of unrecognised prior service cost (including any unrecognised net obligation from transition); any excess of the additional liability over this amount is recorded within the statement of other comprehensive income. At 2nd February 2003, the cumulative amount of additional liability, recorded within the statement of other comprehensive income, as there was no unrecognised prior service cost was £15.4 million.

Capitalisation of interest

Under UK GAAP, the Group does not capitalise interest; whereas, under US GAAP, the estimated amount of interest incurred on capital projects which are prepared for use over time is included in fixed assets and depreciated over the lives of the related assets.

Stock based compensation

Under UK GAAP, a compensation cost must be calculated in respect of share options and long term incentive plans based on the difference between the share price at the date of the grant and the option/award price which is recognised over the vesting period; whereas, under US GAAP, the compensation cost is based on the fair value of the option/award at the date of grant and is also recognised over the vesting period.

Note 29 continued

Under UK GAAP, own shares are carried on the balance sheet and classified as a fixed asset; whereas, under US GAAP, own shares are offset against shareholders' funds.

Under UK GAAP, a provision is made for the cost of acquiring further shares on the market where there is an obligation under a long term incentive plan; whereas, under US GAAP, no such provision is recognised.

Convertible Redeemable Preference Shares and Preference Dividends

Under UK GAAP, cumulative convertible redeemable preference shares are included as shareholders' funds; whereas, under US GAAP, cumulative convertible redeemable preference shares do not form part of shareholders' funds when the terms of redemption of such shares are outside the control of the Company; the dividend thereon is recorded as a charge against net income.

Under UK GAAP, the special conversion right, which enabled preference shareholders to convert their preference shares into ordinary shares at an enhanced rate of conversion, does not affect the income statement or shareholders' funds, with the difference in the nominal value between the preference shares converted and ordinary shares issued being credited to the share premium account. Under US GAAP, FAS 84, "Induced Conversions of Convertible Debt", requires an expense to be recorded against net income, measured as being the difference between the fair value of ordinary shares issued pursuant to the special conversion right and the fair value of ordinary shares issued pursuant to the original conversion terms.

Under UK GAAP, costs relating to the preference share conversion are charged against share premium; whereas, under US GAAP, such costs are charged in arriving at net income.

Under UK GAAP, the cost of repurchasing preference shares is treated as a movement in the profit and loss reserve. On cancellation of the shares a non-distributable reserve is created equivalent to the nominal value of the shares cancelled. Under US GAAP, as the cumulative convertible redeemable preference shares are considered to closely resemble debt, the transaction is considered to be an early extinguishment of debt and the difference between the cost of repurchasing the shares and the book value of the debt is recorded as a gain.

Foreign Exchange Hedging Transactions

Under UK GAAP, gains or losses arising on foreign exchange forward contracts taken out in respect of anticipated trading receipts from overseas subsidiaries may be deferred and recognised at the time of the trading receipt; whereas, under US GAAP, such gains or losses may only be deferred when designated and documented as a qualifying hedging relationship in accordance with FAS133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not designate these derivative financial instruments as qualifying hedging relationships, therefore, these instruments are recorded at their fair values with gains and losses recorded currently in earnings. The effect on net income of this difference is, however, not considered significant.

Ordinary Dividends

Under UK GAAP, provision is made for dividends in the year in respect of which they are proposed by the Directors; whereas, under US GAAP, provision for dividends is not made until they are formally declared by the Directors.

Effect on net income of differences between UK and US GAAP

	2003 £m	2002 £m	***2003 $m***	*2002 $m*
Profit after tax under UK GAAP	**41.6**	38.6	***63.6***	*55.2*
US GAAP adjustments:				
Amortisation of goodwill and definite lived intangible assets	**(27.9)**	(62.0)	***(42.7)***	*(88.6)*
Gain or loss on disposals	**0.4**	9.5	***0.6***	*13.6*
Deferred taxation	**10.3**	11.2	***15.8***	*16.0*
Interest rate hedging instruments	**–**	2.4	***–***	*3.4*
Pension costs	**(1.3)**	(0.2)	***(2.0)***	*(0.3)*
Capitalisation of interest	**1.6**	–	***2.4***	–
Stock based compensation	**(1.0)**	(0.2)	***(1.5)***	*(0.3)*
Preference dividends	**(10.8)**	(26.1)	***(16.5)***	*(37.3)*
Preference share induced conversion costs	**(149.5)**	–	***(228.7)***	–
Preference share extinguishment gain	**2.3**	–	***3.5***	–
Total US GAAP adjustments	**(175.9)**	(65.4)	***(269.1)***	*(93.5)*
Loss after tax under US GAAP prior to cumulative effect of adoption of FAS 142	**(134.3)**	(26.8)	***(205.5)***	*(38.3)*
Cumulative effect of adoption of FAS 142	**(728.0)**	–	***(1,113.8)***	–
Net loss under US GAAP	**(862.3)**	(26.8)	***(1,319.3)***	*(38.3)*
Basic earnings per ordinary share under UK GAAP	**9.3p**	4.6p	***$0.142***	*$0.066*
Basic loss per ordinary share ADR under US GAAP*:				
Prior to cumulative effect of adoption of FAS 142 and gain on the extinguishment of preference shares	**(82.4)p**	(19.7)p	***$(1.261)***	*$(0.282)*
Cumulative effect of adoption of FAS 142	**(439.1)p**	–	***$(6.718)***	–
Preference share extinguishment gain	**1.4p**	–	***$0.021***	–
Net loss per ordinary share ADR under US GAAP	**(520.1)p**	(19.7)p	***$(7.958)***	*$(0.282)*

*Two Premier Farnell ordinary shares are represented by each ordinary share ADR.

The translation of sterling into US dollars has been presented for convenience purposes only using the average exchange rate for the year of 1.53 (2002: 1.43).

Note 29 continued

Effect on shareholders' funds of differences between UK and US GAAP

	2003 £m	2002 £m	*2003 $m*	*2002 $m*
Shareholders' funds under UK GAAP	**103.5**	111.5	***169.7***	*157.2*
US GAAP adjustments:				
Goodwill and intangible assets	**676.3**	1,543.5	***1,109.2***	*2,176.3*
Tangible fixed assets	**1.6**	–	***2.6***	–
Deferred taxation	**(130.9)**	(166.5)	***(214.7)***	*(234.8)*
Ordinary dividends	**18.1**	13.6	***29.7***	*19.2*
Pensions	**(17.2)**	(8.3)	***(28.2)***	*(11.7)*
Interests in own shares	**(0.2)**	(0.5)	***(0.3)***	*(0.7)*
Stock based compensation	**1.0**	1.3	***1.6***	*1.8*
Convertible redeemable preference shares	**(126.7)**	(486.7)	***(207.8)***	*(686.2)*
Total US GAAP adjustments	**422.0**	896.4	***692.1***	*1,263.9*
Shareholders' funds under US GAAP	**525.5**	1,007.9	***861.8***	*1,421.1*
Total assets under UK GAAP	**543.0**	565.8	***890.5***	*797.7*
Total assets under US GAAP	**1,203.5**	2,100.5	***1,973.7***	*2,961.7*

The cumulative effects on significant balance sheet captions of differences between UK and US GAAP are as follows:

	UK GAAP £m	US GAAP adjustments £m	US GAAP £m	*UK GAAP $m*	*US GAAP adjustments $m*	*US GAAP $m*
2003						
Fixed asset investments	**0.2**	**(0.2)**	–	***0.3***	***(0.3)***	–
Goodwill and intangible assets	**48.5**	**676.3**	**724.8**	***79.5***	***1,109.2***	***1,188.7***
Tangible fixed assets	**112.9**	**1.6**	**114.5**	***185.2***	***2.6***	***187.8***
Net current assets	**126.7**	**1.9**	**128.6**	***207.8***	***3.1***	***210.9***
Creditors – due after more than one year	**(141.5)**	**(126.7)**	**(268.2)**	***(232.1)***	***(207.8)***	***(439.9)***
Provisions for liabilities and charges	**(43.3)**	**(130.9)**	**(174.2)**	***(71.0)***	***(214.7)***	***(285.7)***
2002						
Fixed asset investments	0.5	(0.5)	–	*0.7*	*(0.7)*	–
Goodwill and intangible assets	51.1	1,543.5	1,594.6	*72.0*	*2,176.3*	*2,248.3*
Tangible fixed assets	114.1	–	114.1	*160.9*	–	*160.9*
Net current assets	231.5	6.6	238.1	*326.4*	*9.3*	*335.7*
Creditors – due after more than one year	(241.5)	(486.7)	(728.2)	*(340.5)*	*(686.2)*	*(1,026.7)*
Provisions for liabilities and charges	(44.2)	(166.5)	(210.7)	*(62.3)*	*(234.8)*	*(297.1)*

The translation of sterling into US dollars has been presented for convenience purposes only using the year-end exchange rate of 1.64 (2002: 1.41).

Directors' Responsibilities

The following statement, which should be read in conjunction with the Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit and loss for the financial year. The Directors consider that in preparing the accounts on pages 48 to 73 the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The 2003 Annual Report and Accounts will be published on the Company's website (in addition to the normal paper version). The maintenance and integrity of the Company's website is the responsibility of the Directors and the work carried out by the auditors does not involve consideration of these matters.

Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors' Report

Independent Auditors' Report to the Members of Premier Farnell plc

We have audited the financial statements which comprise the profit and loss account, the statement of total recognised gains and losses, the balance sheets, the cash flow statement, related notes and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' Responsibilities. The Directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Group Chief Executive's Review, the Finance Director's Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group at 2nd February 2003 and of the profit and cash flows of the Group for the year then ended.
- The financial statements have been properly prepared in accordance with the Companies Act 1985.
- Those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Leeds
19th March 2003

Shareholder Information

2003/2004 Financial Calendar

Quarter One results	28th May 2003
Annual General Meeting	11th June 2003
Quarter Two and interim results	w/c 8th September 2003
Quarter Three results	w/c 1st December 2003

	Final Ordinary Dividend Key Dates			Interim Ordinary Dividend Key Dates		
	Ex-dividend	Record	Payment	Ex-dividend	Record	Payment
Ordinary Shares	28th May 2003	30th May 2003	25th June 2003	24th Sept 2003	26th Sept 2003	24th Oct 2003
Ordinary ADSs	28th May 2003	30th May 2003	25th June 2003	24th Sept 2003	26th Sept 2003	24th Oct 2003

				Half-yearly Preference Dividend Key Dates		
	Ex-dividend	Record	Payment	Ex-dividend	Record	Payment
Preference Shares	1st July 2003	4th July 2003	28th July 2003	7th Jan 2004	9th Jan 2004	26th Jan 2004
Preference ADSs	2nd July 2003	4th July 2003	28th July 2003	7th Jan 2004	9th Jan 2004	26th Jan 2004

Annual General Meeting
The 2003 Annual General Meeting will be held at the Mayfair Conference Centre, 17 Connaught Place, Marble Arch, London W2 2EL, on 11th June at 11.30 am.

Registrar
Enquiries concerning shareholdings or dividends should be addressed in the first instance to the Company's Registrar, Northern Registrars Limited, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA, United Kingdom or telephone +44 (0) 1484 600900.
E-mail: client.services@northernregistrars.co.uk.

Investor Communications
Premier Farnell is committed to establishing a high-quality dialogue with its financial communities. The Group has an in-house investor relations function and seeks to ensure that its strategy, businesses, and markets are well understood and fairly valued. The Group understands that information flow is important to this process and communicates by means of results presentations, meetings, site visits, conference calls, printed and electronic material (e.g. corporate web-site, *www.premierfarnell.com*) and quarterly reporting.

Shareholder Enquiries
If you have any enquiries as a shareholder, please call Nicholas Ross, Group Director, Communications on +44 (0) 870 129 8608 or e-mail: rossn@premierfarnell.com.
For other enquiries please e-mail:information@premierfarnell.com.
US shareholders can also contact our US office on +1 (216) 525 4263.

Additional Information for US Investors
The Company's American Depository Shares (ADSs), which are represented by American Depository Receipts (ADRs), are listed on the New York Stock Exchange. Each ordinary ADS represents two ordinary shares and each preference ADS represents one preference share and these trade under the symbols PFP and PFPPR respectively. The ADR programme is administered on behalf of the Company by The Bank of New York and enquiries relating to the ADSs and dividend payments should be addressed to The Bank of New York, American Depositary Receipts, PO Box 11258, Church St Station, New York, NY 10286-1258, USA or telephone +1 (888) 269 2377.
E-mail:shareowner-svcs@bankofny.com.

ADR holders receive the reports issued to shareholders either at the record address, if they hold the ADRs directly, or from their bank or brokerage firm if the ADRs are held in 'street name'.

The Company is subject to the regulations of the Securities and Exchange Commission as they apply to foreign companies and will file its annual report on Form 20-F and other information as required on or before 1st August 2003. When filed, a copy of the Form 20-F (together with selected financial data in US dollars and format) may be obtained from Mr Joseph R Daprile, Vice President and General Counsel, North America Corporate, at Premier Farnell Corp., 7061 E. Pleasant Valley Road, Independence, Ohio 44131, USA.
E-mail: information@premierfarnell.com.

Advisers

Auditors
PricewaterhouseCoopers
Benson House
33 Wellington Street
Leeds LS1 4JP

Bankers
HSBC
47 Market Street
Bradford BD1 1LW

Registrar & Share Transfer Office
Northern Registrars Limited
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

Stockbrokers
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

ABN AMRO
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

ADR Depository Bank
The Bank of New York
Investor Relations Dept.
PO Box 11258
Church Street Station
New York NY10286-1258
USA

This document is produced from 50% recycled de-inked fibre and 50% totally chlorine free (TCF) pulp, which is sourced from sustainable forests.

Cautionary Statement for the Purposes of the 'Safe Harbor' Provision of the United States Private Securities Litigation Reform Act of 1995.

The U.S. Private Securities Litigation Reform Act of 1995 provides a 'safe harbor' for forward-looking statements.
This Annual Report contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, savings to be gained from certain programs targeted at the Group's spend on goods and services for running operations, the introduction of new IT and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, economies of scale, operating efficiencies, future capital expenditures, including how such expenditures are to be funded, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken as well as expected results may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of eCommerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation and customer acceptance of new sales and marketing initiatives, changes in demand for electronic, electrical, electro-magnetic and industrial products, rapid changes in distribution of our products and customer expectations, product availability, the ability to introduce and customers' acceptance of new services, products and product lines, the impact of competitive pricing, fluctuations in foreign currencies, changes in interest rates and the impact of changes in worldwide and national economies.

Registered in England and Wales
No.876412. Registered office:Farnell House,
Forge Lane, Leeds, LS12 2NE.

Designed by Bostock and Pollitt
Printed by Polestar Direct

Five Year Record

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Turnover	759.0	806.4	876.2	752.1	705.0
Operating profit before amortisation of goodwill	82.9	88.4	115.0	103.7	122.2
Amortisation of goodwill	(2.6)	(1.5)	–	–	–
Total operating profit	80.3	86.9	115.0	103.7	122.2
Profit before taxation, amortisation of goodwill and exceptional items	67.2	72.5	102.1	91.8	110.4
Amortisation of goodwill	(2.6)	(1.5)	–	–	–
Exceptional items	(4.8)	(11.0)	–	–	(10.0)
Profit before taxation	59.8	60.0	102.1	91.8	100.4
Profit after taxation	41.6	38.6	71.3	66.2	66.6
Preference dividends	(10.8)	(26.1)	(25.3)	(23.7)	(23.2)
Profit attributable to ordinary shareholders	30.8	12.5	46.0	42.5	43.4
Ordinary dividends	(32.6)	(24.5)	(24.5)	(24.5)	(24.5)
Retained (loss)/profit	(1.8)	(12.0)	21.5	18.0	18.9

	2003	2002	2001	2000	1999
Shareholders' funds – equity	(23.2)	(375.2)	(375.4)	(357.5)	(367.7)
– non-equity	126.7	486.7	474.4	431.3	426.1
Equity minority interests	–	–	0.3	0.3	0.3
Total capital employed	103.5	111.5	99.3	74.1	58.7
Dividend per share (pence)	9.0	9.0	9.0	9.0	9.0
Basic earnings per share (pence)	9.3	4.6	16.9	15.6	16.0
Exceptional items (pence)	1.9	4.6	–	–	2.5
Adjusted earnings per share (pence)	11.2	9.2	16.9	15.6	18.5

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